Exhibit 99.10

TotalEnergies

PRESS RELEASE

# First quarter 2025 results

## Thanks to a year-on-year production growth of nearly 4% for oil & gas and 18% for electricity, TotalEnergies posts solid results and maintains attractive shareholder returns despite an uncertain environment

| | 1Q25 | 4Q24 | Change vs 4Q24 | 1Q24 | Change vs 1Q24 |
|---|---|---|---|---|---|
| **Adjusted net income (TotalEnergies share)(1)** | | | | | |
| **- in billions of dollars (B$)** | **4.2** | **4.4** | *-5%* | **5.1** | *-18%* |
| - in dollars per share | 1.83 | 1.90 | *-4%* | 2.14 | *-15%* |
| Net income (TotalEnergies share) (B$) | 3.9 | 4.0 | *-3%* | 5.7 | *-33%* |
| Adjusted EBITDA(1) (B$) | 10.5 | 10.5 | - | 11.5 | *-9%* |
| **Cash flow from operations excluding working capital (CFFO)(1) (B$)** | **7.0** | **7.2** | *-2%* | **8.2** | *-14%* |

**Paris, April 30, 2025** – The Board of Directors of TotalEnergies SE, chaired by CEO Patrick Pouyanné, met on April 29, 2025, to approve the 1st quarter 2025 financial statements. On the occasion, Patrick Pouyanné said:

*"In a price environment globally similar to the fourth quarter 2024, TotalEnergies delivered strong results in the first quarter 2025 that are in line with the positive results of the fourth quarter 2024, reporting $4.2 billion of adjusted net income and $7.0 billion of CFFO.*

*In the Oil & Gas business, first quarter production was above 2.55 Mboe/d, up 4% year-on-year, notably benefiting from the continued ramp up of projects in Brazil, the United States, Malaysia, Argentina and Denmark. The start-ups of the Ballymore offshore field in the United States during the second quarter and Mero-4 in Brazil expected in the third quarter will continue to add high-margin barrels and further reinforce the Company's 2025 hydrocarbon production growth objective of more than 3%.*

*Exploration & Production generated adjusted net operating income of $2.5 billion and cash flow of $4.3 billion in the first quarter, up 6% and 9% quarter-to-quarter, respectively. Cash flow benefited from the accretive effect of new oil production that is both low-cost and low-emission.*

*Integrated LNG achieved adjusted net operating income of $1.3 billion and cash flow of $1.2 billion for the quarter, driven by LNG prices that were higher year-on-year but lower than fourth quarter 2024. LNG trading results were in line with expectations for 2025 while gas trading encountered the unexpected downturn of European markets following new heightened uncertainties on the evolution of the Russian-Ukrainian conflict.*

*During the first quarter, Integrated Power generated adjusted net operating income of more than $500 million and cash flow of $600 million, in line with annual Company guidance. TotalEnergies continued to deploy its differentiated Integrated Power model in Germany with the closing of the acquisition of the renewable energy developer VSB in the beginning of April and the launch of battery storage projects developed by Kyon.*

*In the context of weak refining margins together with declining petrochemical and biofuel margins in Europe, Downstream posted an adjusted net operating income of $0.5 billion, and a cash flow of $1.1 billion, below expectations due to operational performance at Donges and Port Arthur.*

*Confident in the Company's ability to reach its 2025 underlying growth objective and taking into account the strength of its balance sheet (normalized gearing(1) of 11% excluding the seasonal effect of working capital), the Board of Directors has confirmed the distribution of the first interim dividend of €0.85/share for fiscal year 2025, an increase of 7.6% compared to 2024 and consistent with the attractive dividend growth guidance announced in February. Furthermore, it has also decided to again continue share buybacks for up to $2 billion in the second quarter despite a softening price environment with Brent below $70/b since the beginning of April and an uncertain geopolitical and macroeconomic context."*

(1) Refer to Glossary pages 22 & 23 for the definitions and further information on alternative performance measures (Non-GAAP measures) and to page 18 and following for reconciliation tables.

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1. Highlights (2)* Upstream Production start-up of the Ballymore offshore oil field, for 75,000 b/d, in the United States Launch, as part of GGIP, of the construction of an early gas treatment unit to stop flaring and supply gas-fired power plants in Iraq Signature of an agreement with Egypt and Cyprus for the export of Cyprus Block 6 gas through Egypt Downstream Announcement of the shut-down of the cracker NC2 in the Antwerp platform by 2027, in the context of over-capacity of petrochemicals in Europe Integrated LNG Signature of an LNG contract for 0.4 Mt/year over 10 years with GSPC, delivered in India from 2026 Signature of an agreement for the sale of 0.4 Mt/year of LNG over 15 years to Energia Natural Dominicana from 2027 Signature of an agreement with NextDecade for LNG offtake of 1.5 Mt/year over 20 years from the future Train 4 of Rio Grande LNG, in Texas Mozambique LNG: confirmation of the project financing by the US EXIM for $4.7 billion Integrated Power Signature of a Clean Firm Power contract with STMicroelectronics for 1.5 TWh over 15 years Start-up of the 640 MW Yunlin offshore wind farm, in Taiwan Launch of six new battery storage projects, for a capacity of 221 MW, in Germany Closing of the SN Power acquisition, a hydro-electricity project developer, in Africa Closing of the acquisition of the Big Sky Solar facility (184 MW installed) and agreement to acquire additional wind and solar projects of more than 600 MW, in Canada Closing of the acquisition of the German renewable energy developer VSB Carbon footprint reduction and low-carbon molecules Final Investment Decision of the second phase of the Northern Lights CCS project Launch of projects with Air Liquide to produce green hydrogen to European refineries Zeeland: Joint Venture for the construction and operation of an electrolyzer producing 30,000 tons of green hydrogen per year Antwerp: tolling agreement for 15,000 tons of green hydrogen per year Signature of an agreement with RWE for the supply of 30,000 tons of green hydrogen per year to decarbonize the Leuna refinery from 2030 Start-up of BioNorrois, the second largest biogas production unit in France Social and environmental responsibility Publication of the Sustainability & Climate – 2025 Progress Report presenting the progress made by the Company in 2024 in the implementation of its strategy and climate ambition Mozambique LNG: launch of official investigations in Mozambique, at the request of TotalEnergies, following allegations of human right abuses by members of Mozambique’s defense and security forces and request of the intervention of the National Commission of Human Rights (2) Some of the transactions mentioned in the highlights remain subject to the agreement of the authorities or to the fulfilment of conditions precedent under the terms of the agreements. 2

## 2. Key figures from TotalEnergies' consolidated financial statements (1)

| In millions of dollars, except effective tax rate, earnings per share and number of shares | 1Q25 | 4Q24 | 1Q25 vs 4Q24 | 1Q24 | 1Q25 vs 1Q24 |
|---|---|---|---|---|---|
| Adjusted EBITDA (1) | 10,504 | 10,529 | - | 11,493 | -9% |
| Adjusted net operating income from business segments | 4,792 | 4,992 | -4% | 5,600 | -14% |
| Exploration & Production | 2,451 | 2,305 | +6% | 2,550 | -4% |
| Integrated LNG | 1,294 | 1,432 | -10% | 1,222 | +6% |
| Integrated Power | 506 | 575 | -12% | 611 | -17% |
| Refining & Chemicals | 301 | 318 | -5% | 962 | -69% |
| Marketing & Services | 240 | 362 | -34% | 255 | -6% |
| Contribution of equity affiliates to adjusted net income | 715 | 706 | +1% | 621 | +15% |
| Effective tax rate (3) | 41.4% | 41.3% | | 37.8% | |
| Adjusted net income (TotalEnergies share) (1) | 4,192 | 4,406 | -5% | 5,112 | -18% |
| Adjusted fully-diluted earnings per share (dollars) (4) | 1.83 | 1.90 | -4% | 2.14 | -15% |
| Adjusted fully-diluted earnings per share (euros) (5) | 1.74 | 1.78 | -2% | 1.97 | -12% |
| Fully-diluted weighted-average shares (millions) | 2,246 | 2,282 | -2% | 2,352 | -5% |
| Net income (TotalEnergies share) | 3,851 | 3,956 | -3% | 5,721 | -33% |
| Organic investments (1) | 4,501 | 3,839 | +17% | 4,072 | +11% |
| Acquisitions net of assets sales (1) | 420 | 24 | x17.4 | (500) | ns |
| Net investments (1) | 4,921 | 3,863 | +27% | 3,572 | +38% |
| Cash flow from operations excluding working capital (CFFO) (1) | 6,992 | 7,151 | -2% | 8,168 | -14% |
| Debt Adjusted Cash Flow (DACF) (1) | 7,276 | 7,398 | -2% | 8,311 | -12% |
| Cash flow from operating activities | 2,563 | 12,507 | -80% | 2,169 | +18% |
| Gearing (1) of 14.3% at March 31, 2025 vs. 8.3% at December 31, 2024 and 10.5% at March 31, 2024 | | | | | |

(3) Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).

(4) In accordance with IFRS rules, adjusted fully-diluted earnings per share is calculated from the adjusted net income less the interest on the perpetual subordinated bonds.

(5) Average €-$ exchange rate: 1.0523 in the 1st quarter 2025, 1.0681 in the 4th quarter 2024, 1.0858 in the 1st quarter 2024.

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# 3. Key figures of environment, greenhouse gas emissions and production

## 3.1 Environment – liquids and gas price realizations, refining margins

| | 1Q25 | 4Q24 | 1Q25 vs 4Q24 | 1Q24 | 1Q25 vs 1Q24 |
|---|---|---|---|---|---|
| Brent ($/b) | 75.7 | 74.7 | *+1%* | 83.2 | *-9%* |
| Henry Hub ($/Mbtu) | 3.9 | 3.0 | *+29%* | 2.1 | *+84%* |
| TTF ($/Mbtu) | 14.4 | 13.6 | *+6%* | 8.8 | *+65%* |
| JKM ($/Mbtu) | 14.1 | 14.0 | *+1%* | 9.3 | *+52%* |
| Average price of liquids [(6),(7)] ($/b) Consolidated subsidiaries | 72.2 | 71.8 | *+1%* | 78.9 | *-8%* |
| Average price of gas [(6),(8)] ($/Mbtu) Consolidated subsidiaries | 6.60 | 6.26 | *+5%* | 5.11 | *+29%* |
| Average price of LNG [(6),(9)] ($/Mbtu) Consolidated subsidiaries and equity affiliates | 10.00 | 10.37 | *-4%* | 9.58 | *+4%* |
| European Refining Margin Marker (ERM) [(6),(10)] ($/t) | 29.4 | 25.9 | *+14%* | 71.7 | *-59%* |

## 3.2 Greenhouse gas emissions [(11)]

| **Scope 1+2 emissions [(12)] ($MtCO_2e$)** | 1Q25 | 4Q24 | 1Q25 vs 4Q24 | 1Q24 | 1Q25 vs 1Q24 |
|---|---|---|---|---|---|
| Scope 1+2 from operated facilities [(1)] | 8.4 | 9.6 | *-13%* | 8.2 | *+2%* |
| of which Oil & Gas | 7.2 | 7.9 | *-9%* | 7.1 | *+1%* |
| of which CCGT | 1.2 | 1.7 | *-29%* | 1.1 | *+9%* |
| Scope 1+2 - ESRS share [(1)] | 11.1 | 12.4 | *-10%* | 10.9 | *+2%* |

| **Methane emissions ($ktCH_4$)** | 1Q25 | 4Q24 | 1Q25 vs 4Q24 | 1Q24 | 1Q25 vs 1Q24 |
|---|---|---|---|---|---|
| Methane emissions from operated facilities [(1)] | 6 | 7 | *-14%* | 8 | *-25%* |

Estimated quarterly emissions.

Scope 1+2 emissions from operated installations were down 13% quarter-to-quarter given continuous decline in flaring emissions on Exploration & Production facilities, carbon footprint reduction initiatives in Refining & Chemicals and the perimeter effect related to the partial sale of West Burton gas-fired capacity during the fourth quarter of 2024.

First quarter 2025 Scope 3 [(13)] Category 11 emissions are estimated to be 84 Mt $CO_2e$.

(6) Does not include oil, gas and LNG trading activities, respectively.
(7) Sales in $ / Sales in volume for consolidated affiliates.
(8) Sales in $ / Sales in volume for consolidated affiliates.
(9) Sales in $ / Sales in volume for consolidated and equity affiliates.
(10) This market indicator for European refining, calculated based on public market prices ($/t), uses a basket of crudes, petroleum product yields and variable costs representative of the European refining system of TotalEnergies.
(11) The six greenhouse gases in the Kyoto protocol, namely $CO_2$, $CH_4$, $N_2O$, HFCs, PFCs and $SF_6$, with their respective 100-year time horizon GWP (Global Warming Potential) as described in the 2021 IPCC report. HFCs, PFCs and $SF_6$ are virtually absent from the Company's emissions or are considered as non-material and are therefore no longer counted with effect from 2018. In $CO_2$ equivalent terms, nitrous oxide ($N_2O$) represents less than 1% of the Company's Scope 1+2 emissions.
(12) Scope 1+2 GHG emissions are defined as the sum of direct emissions of GHG from sites or activities that are included in the scope of reporting and indirect emissions attributable to brought-in energy (electricity, heat, steam), net from potential energy sales, excluding purchased industrial gases ($H_2$). Unless stated otherwise, TotalEnergies reports Scope 2 GHG emissions using the market-based method defined by the GHG Protocol.
(13) If not stated otherwise, TotalEnergies reports Scope 3 GHG emissions, category 11, which correspond to indirect GHG emissions related to the direct use phase emissions of sold products over their expected lifetime (i.e., the scope 1 and scope 2 emissions of end users that occur from the combustion of fuels) in accordance with the definition of the GHG Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard Supplement. The Company follows the oil & gas industry reporting guidelines published by IPIECA, which comply with the GHG Protocol methodologies. In order to avoid double counting, this methodology accounts for the largest volume in the oil and gas value chains, i.e. the higher of the two production volumes or sales for end use. For TotalEnergies, in 2024, the calculation of Scope 3 GHG emissions for the oil value chain considers products sales (higher than production) and for the gas value chain, the marketable gas and condensates production (higher than gas sales, either as LNG or as direct sales to B2B/B2C customers). A stoichiometric emission factor (oxidation of molecules to carbon dioxide) is applied to these sales or production to obtain an emission volume. In accordance with the Technical Guidance for Calculating Scope 3 Emissions Supplement to the Corporate Value Chain (Scope 3) Accounting and Reporting Standard which defines end users as both consumers and business customers that use final products, and with IPIECA's Estimating petroleum industry value chain (Scope 3) greenhouse gas emissions guidelines, under which reporting of emissions from fuel purchased for resale to non-end users (e.g. traded) is optional, TotalEnergies does not report emissions associated with trading activities.

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3.3 Production (14)* Hydrocarbon production was 2,558 thousand barrels of oil equivalent per day in the first quarter 2025, up 4% year-on-year, and was comprised of: +4% due to start-ups and ramp-ups, including Mero-2 and Mero-3 in Brazil, Fenix in Argentina, Tyra in Denmark, Anchor in the United States and Akpo West in Nigeria, -1% due to lower availability of production facilities, mainly due to planned maintenance, +3% portfolio effect related to the acquisitions of SapuraOMV in Malaysia and interests in the Eagle Ford shale gas plays in Texas, -2% due to the natural field declines. (14) Company production = E&P production + Integrated LNG production. Hydrocarbon production 1Q25 4Q24 1Q25 vs 4Q24 1Q24 1Q25 vs 1Q24 Hydrocarbon production (kboe/d) 2,558 2,427 +5% 2,461 +4% Oil (including bitumen) (kb/d) 1,355 1,292 +5% 1,322 +2% Gas (including condensates and associated NGL) (kboe/d) 1,203 1,135 +6% 1,139 +6% Hydrocarbon production (kboe/d) 2,558 2,427 +5% 2,461 +4% Liquids (kb/d) 1,516 1,445 +5% 1,482 +2% Gas (Mcf/d) 5,655 5,323 +6% 5,249 +8% 5

# 4. Analysis of business segments

## 4.1 Exploration & Production

### 4.1.1 Production

| Hydrocarbon production | 1Q25 | 4Q24 | 1Q25 vs 4Q24 | 1Q24 | 1Q25 vs 1Q24 |
|---|---|---|---|---|---|
| EP (kboe/d) | 1,976 | 1,933 | +2% | 1,969 | - |
| Liquids (kb/d) | 1,442 | 1,385 | +4% | 1,419 | +2% |
| Gas (Mcf/d) | 2,848 | 2,924 | -3% | 2,937 | -3% |

### 4.1.2 Results

| In millions of dollars, except effective tax rate | 1Q25 | 4Q24 | 1Q25 vs 4Q24 | 1Q24 | 1Q25 vs 1Q24 |
|---|---|---|---|---|---|
| Adjusted net operating income | 2,451 | 2,305 | +6% | 2,550 | -4% |
| including adjusted income from equity affiliates | 150 | 207 | -28% | 145 | +3% |
| Effective tax rate [15] | 49.4% | 50.5% | | 48.5% | |
| Organic investments [1] | 2,684 | 2,104 | +28% | 2,041 | +32% |
| Acquisitions net of assets sales [1] | 116 | (258) | ns | 36 | x3.2 |
| Net investments [1] | 2,800 | 1,846 | +52% | 2,077 | +35% |
| Cash flow from operations excluding working capital (CFFO) [1] | 4,291 | 3,945 | +9% | 4,478 | -4% |
| Cash flow from operating activities | 3,266 | 4,500 | -27% | 3,590 | -9% |

Adjusted net operating income was $2,451 million, up 6% quarter-to-quarter, driven by higher production in a slightly more favorable price environment.

Cash flow from operations excluding working capital (CFFO) was $4,291 million, up 9% quarter-to-quarter, for the same reasons.

[15] Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).

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## 4.2 Integrated LNG

### 4.2.1 Production

| Hydrocarbon production for LNG | 1Q25 | 4Q24 | 1Q25 vs 4Q24 | 1Q24 | 1Q25 vs 1Q24 |
|---|---|---|---|---|---|
| Integrated LNG (kboe/d) | 582 | 494 | +18% | 492 | +18% |
| Liquids (kb/d) | 74 | 60 | +24% | 63 | +18% |
| Gas (Mcf/d) | 2,807 | 2,399 | +17% | 2,312 | +21% |

| Liquefied Natural Gas in Mt | 1Q25 | 4Q24 | 1Q25 vs 4Q24 | 1Q24 | 1Q25 vs 1Q24 |
|---|---|---|---|---|---|
| Overall LNG sales | 10.6 | 10.8 | -2% | 10.7 | -1% |
| incl. Sales from equity production* | 4.0 | 3.8 | +4% | 4.2 | -4% |
| incl. Sales by TotalEnergies from equity production and third party purchases | 9.4 | 9.4 | - | 9.3 | +1% |

* The Company's equity production may be sold by TotalEnergies or by the joint ventures.

LNG sales were globally stable quarter-to-quarter, with increased sales from equity production offset notably by lower spot activity.

### 4.2.2 Results

| In millions of dollars, except the average price of LNG | 1Q25 | 4Q24 | 1Q25 vs 4Q24 | 1Q24 | 1Q25 vs 1Q24 |
|---|---|---|---|---|---|
| Average price of LNG ($/Mbtu) * Consolidated subsidiaries and equity affiliates | 10.00 | 10.37 | -4% | 9.58 | +4% |
| Adjusted net operating income | 1,294 | 1,432 | -10% | 1,222 | +6% |
| including adjusted income from equity affiliates | 535 | 525 | +2% | 494 | +8% |
| Organic investments (1) | 752 | 554 | +36% | 540 | +39% |
| Acquisitions net of assets sales (1) | 140 | 1,116 | -87% | (12) | ns |
| Net investments (1) | 892 | 1,670 | -47% | 528 | +69% |
| Cash flow from operations excluding working capital (CFFO) (1) | 1,249 | 1,447 | -14% | 1,348 | -7% |
| Cash flow from operating activities | 1,743 | 2,214 | -21% | 1,710 | +2% |

* Sales in $ / Sales in volume for consolidated and equity affiliates. Does not include LNG trading activities.

Adjusted net operating income for Integrated LNG was $1,294 million in the first quarter 2025, up 6% year-on-year and down 10% quarter-to-quarter, in line with the evolution of the average LNG price.

Cash flow from operations excluding working capital (CFFO) was $1,249 million, for the same reasons and due to a timing effect in dividend payments from some equity affiliates.

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## 4.3 Integrated Power

### 4.3.1 Productions, capacities, clients and sales

| Integrated Power | 1Q25 | 4Q24 | 1Q25 vs 4Q24 | 1Q24 | 1Q25 vs 1Q24 |
|---|---|---|---|---|---|
| Net power production (TWh) * | 11.3 | 11.4 | -1% | 9.6 | +18% |
| o/w production from renewables | 6.8 | 6.5 | +5% | 6.0 | +13% |
| o/w production from gas flexible capacities | 4.5 | 4.9 | -8% | 3.6 | +27% |
| Portfolio of power generation net installed capacity (GW) ** | 22.7 | 21.5 | +6% | 19.5 | +17% |
| o/w renewables | 16.2 | 15.1 | +8% | 13.7 | +18% |
| o/w gas flexible capacities | 6.5 | 6.5 | +1% | 5.8 | +13% |
| Portfolio of renewable power generation gross capacity (GW) **,*** | 97.5 | 97.2 | - | 84.1 | +16% |
| o/w installed capacity | 27.8 | 26.0 | +7% | 23.5 | +18% |
| Clients power - BtB and BtC (Million) ** | 6.0 | 6.1 | - | 6.0 | +1% |
| Clients gas - BtB and BtC (Million) ** | 2.8 | 2.8 | - | 2.8 | - |
| Sales power - BtB and BtC (TWh) | 14.5 | 13.8 | +5% | 14.9 | -3% |
| Sales gas - BtB and BtC (TWh) | 35.7 | 30.1 | +19% | 35.7 | - |

* Solar, wind, hydroelectric and gas flexible capacities.
** End of period data.
*** Includes 20% of Adani Green Energy Ltd's gross capacity, 50% of Clearway Energy Group's gross capacity and 49% of Casa dos Ventos' gross capacity.

Net power production increased 18% year-on-year, reaching 11.3 TWh, linked to the renewables production growth and the acquisition of flexible gas capacity in the United Kingdom and the United States in 2024.

Gross installed renewable power generation capacity reached 27.8 GW at the end of the first quarter 2025, up 18% year-on-year, i.e. a 4.3 GW increase.

### 4.3.2 Results

| In millions of dollars | 1Q25 | 4Q24 | 1Q25 vs 4Q24 | 1Q24 | 1Q25 vs 1Q24 |
|---|---|---|---|---|---|
| Adjusted net operating income | 506 | 575 | -12% | 611 | -17% |
| including adjusted income from equity affiliates | 44 | (25) | ns | (39) | ns |
| Organic investments [(1)] | 645 | 109 | x5.9 | 943 | -32% |
| Acquisitions net of assets sales [(1)] | 238 | (662) | ns | 735 | -68% |
| Net investments [(1)] | 883 | (553) | ns | 1,678 | -47% |
| Cash flow from operations excluding working capital (CFFO) [(1)] | 597 | 604 | -1% | 692 | -14% |
| Cash flow from operating activities | (399) | 1,201 | ns | (249) | ns |

Adjusted net operating income for Integrated Power was $506 million in the first quarter 2025, down 12% quarter-to-quarter in the absence of farm-downs during the quarter.

Cash flow from operations excluding working capital (CFFO) was $597 million, stable over the quarter and in line with the annual guidance.

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## 4.4 Downstream (Refining & Chemicals and Marketing & Services)

### 4.4.1 Results

| In millions of dollars | 1Q25 | 4Q24 | 1Q25 vs 4Q24 | 1Q24 | 1Q25 vs 1Q24 |
|---|---|---|---|---|---|
| Adjusted net operating income | 541 | 680 | -20% | 1,217 | -56% |
| Organic investments (1) | 386 | 1,013 | -62% | 520 | -26% |
| Acquisitions net of assets sales (1) | (75) | (172) | ns | (1,258) | ns |
| Net investments (1) | 311 | 841 | -63% | (738) | ns |
| Cash flow from operations excluding working capital (CFFO) (1) | 1,117 | 1,356 | -18% | 1,770 | -37% |
| Cash flow from operating activities | (1,415) | 4,610 | ns | (2,237) | ns |

## 4.5 Refining & Chemicals

### 4.5.1 Refinery and petrochemicals throughput and utilization rates

| Refinery throughput and utilization rate | 1Q25 | 4Q24 | 1Q25 vs 4Q24 | 1Q24 | 1Q25 vs 1Q24 |
|---|---|---|---|---|---|
| Total refinery throughput (kb/d) | 1,549 | 1,432 | +8% | 1,424 | +9% |
| France | 435 | 424 | +3% | 382 | +14% |
| Rest of Europe | 627 | 541 | +16% | 618 | +1% |
| Rest of world | 487 | 467 | +4% | 424 | +15% |
| Utilization rate based on crude only* | 87% | 82% | | 79% | |

* Based on distillation capacity at the beginning of the year, excluding the African refinery SIR (divested) from 3rd quarter 2024 and the African refinery Natref (divested) during the 4th quarter 2024.

| Petrochemicals production and utilization rate | 1Q25 | 4Q24 | 1Q25 vs 4Q24 | 1Q24 | 1Q25 vs 1Q24 |
|---|---|---|---|---|---|
| Monomers* (kt) | 1,250 | 1,233 | +1% | 1,287 | -3% |
| Polymers (kt) | 1,173 | 1,080 | +9% | 1,076 | +9% |
| Steam cracker utilization rate** | 78% | 79% | | 73% | |

* Olefins.
** Based on olefins production from steam crackers and their treatment capacity at the start of the year, excluding Lavera (divested) from 2nd quarter 2024.

Refinery throughput was up by 8% quarter-on-quarter, mainly due to the restart of the Leuna refinery following a planned turnaround, setting the utilization rate at 87% during the first quarter.

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### 4.5.2 Results

| In millions of dollars, except ERM | 1Q25 | 4Q24 | 1Q25 vs 4Q24 | 1Q24 | 1Q25 vs 1Q24 |
|---|---|---|---|---|---|
| European Refining Margin Marker (ERM) ($/t) * | 29.4 | 25.9 | +14% | 71.7 | -59% |
| Adjusted net operating income | 301 | 318 | -5% | 962 | -69% |
| Organic investments (1) | 236 | 581 | -59% | 419 | -44% |
| Acquisitions net of assets sales (1) | - | (92) | -100% | (20) | -100% |
| Net investments (1) | 236 | 489 | -52% | 399 | -41% |
| Cash flow from operations excluding working capital (CFFO) (1) | 633 | 822 | -23% | 1,291 | -51% |
| Cash flow from operating activities | (1,983) | 3,832 | ns | (2,129) | ns |

* This market indicator for European refining, calculated based on public market prices ($/t), uses a basket of crudes, petroleum product yields and variable costs representative of the European refining system of TotalEnergies. Does not include oil trading activities.

Adjusted net operating income was $301 million in the first quarter 2025, down 5% quarter-to-quarter, reflecting low refining margins and declining petrochemical and biofuel margins in Europe, together with operational difficulties at the Donges and Port-Arthur refineries.

Cash flow from operations excluding working capital (CFFO) was $633 million, down 23% compared to the previous quarter which benefited from dividends received from equity affiliates.

## 4.6 Marketing & Services

### 4.6.1 Petroleum product sales

| Sales in kb/d* | 1Q25 | 4Q24 | 1Q25 vs 4Q24 | 1Q24 | 1Q25 vs 1Q24 |
|---|---|---|---|---|---|
| Total Marketing & Services sales | 1,266 | 1,312 | -4% | 1,312 | -4% |
| Europe | 714 | 724 | -1% | 715 | - |
| Rest of world | 551 | 587 | -6% | 597 | -8% |

* Excludes trading and bulk refining sales.

Sales of petroleum products were down 4% quarter-to-quarter due to the seasonality of transport markets.

### 4.6.2 Results

| In millions of dollars | 1Q25 | 4Q24 | 1Q25 vs 4Q24 | 1Q24 | 1Q25 vs 1Q24 |
|---|---|---|---|---|---|
| Adjusted net operating income | 240 | 362 | -34% | 255 | -6% |
| Organic investments (1) | 150 | 432 | -65% | 101 | +49% |
| Acquisitions net of assets sales (1) | (75) | (80) | ns | (1,238) | ns |
| Net investments (1) | 75 | 352 | -79% | (1,137) | ns |
| Cash flow from operations excluding working capital (CFFO) (1) | 484 | 534 | -9% | 479 | +1% |
| Cash flow from operating activities | 568 | 778 | -27% | (108) | ns |

Marketing & Services adjusted net operating income was $240 million in the first quarter 2025, down 6% year-on-year, in line with the volume decrease.

Cash flow from operations excluding working capital (CFFO) was $484 million, slightly up year-on-year with the strong performance of lubricants offsetting the decrease of volumes sold.

10

5. TotalEnergies results 5.1 Adjusted net operating income from business segments Adjusted net operating income from business segments was $4,792 million in the first quarter of 2025 versus $5,600 million in the first quarter 2024, mainly due to softening oil prices and refining margins, partially compensated by higher hydrocarbon production and higher gas prices. 5.2 Adjusted net income (1) (TotalEnergies share) TotalEnergies adjusted net income was $4,192 million in the first quarter 2025 versus $5,112 million in the first quarter 2024, for the same reasons. Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value. Adjustments to net income were ($0.3) billion in the first quarter 2025 consisting mainly of: ($0.2) billion of changes in fair value and stock variation, ($0.1) billion of non-recurring items, mainly related to the impact of the Energy Profit Levy in the United Kingdom. TotalEnergies’ average tax rate was stable at 41.4% in the first quarter 2025 versus 41.3% in the fourth quarter 2024. 5.3 Adjusted earnings per share Adjusted diluted net earnings per share were $1.83 in the first quarter 2025, based on 2,246 million weighted average diluted shares, compared to $1.90 in the fourth quarter 2024. As of March 31, 2025, the number of diluted shares was 2,242 million. As part of its shareholder return policy, TotalEnergies repurchased 33.3 million shares* in the first quarter 2025 for $2 billion. * 5.4 Acquisitions – asset sales Acquisitions were $836 million in the first quarter 2025, primarily related to: the acquisition of an additional 10% interest in Moho field in Congo, the acquisition of SN Power, developer of hydro-electricity projects in Africa, the acquisition of the Big Sky Solar project in Canada. Divestments were $416 million in the first quarter 2025, primarily related to: the sale of interests in Nkossa and Nsoko II permits in Congo, the finalization of the divestment of fuel distributions activities in Brazil. 5.5 Net cash flow (1) TotalEnergies' net cash flow was $2,071 million in the first quarter 2025 compared to $3,288 million in the fourth quarter 2024, reflecting the $159 million decrease in CFFO and the $1,058 million increase in net investments to $4,921 million. 2025 first quarter cash flow from operating activities was $2,563 million versus CFFO of $6,992 million, and was impacted by increased working capital of $4.4 billion, mainly due to: $1 billion reversal of exceptional working capital items which reduced working capital in the fourth quarter 2024, $2 billion seasonal effect from gas and power distribution activities in Europe and related to advanced payments happening in the first quarter of the year, $1 billion effect of the evolution of the business (stocks and sales increase at the end of the quarter). * Including coverage of employees share grant plans. 11

## 5.6 Profitability

Return on equity was 15.1% for the twelve months ended March 31, 2025.

| In millions of dollars | April 1, 2024<br>March 31, 2025 | January 1, 2024<br>December 31, 2024 | April 1, 2023<br>March 31, 2024 |
|---|---|---|---|
| Adjusted net income (TotalEnergies share) [1] | 17,636 | 18,586 | 22,047 |
| Average adjusted shareholders' equity | 116,758 | 117,835 | 115,835 |
| **Return on equity (ROE)** | **15.1%** | **15.8%** | **19.0%** |

Return on average capital employed [1] was 13.2% for the twelve months ended March 31,2025.

| In millions of dollars | April 1, 2024<br>March 31, 2025 | January 1, 2024<br>December 31, 2024 | April 1, 2023<br>March 31, 2024 |
|---|---|---|---|
| Adjusted net operating income [1] | 19,125 | 19,974 | 23,278 |
| Average capital employed [1] | 144,629 | 135,174 | 140,662 |
| **ROACE [1]** | **13.2%** | **14.8%** | **16.5%** |

# 6. TotalEnergies SE statutory accounts

Net income for TotalEnergies SE, the parent company, amounted to €3,726 million in the first quarter 2025, compared to €3,410 million in the first quarter 2024.

# 7. Annual 2025 Sensitivities [16]

| | Change | Estimated impact on adjusted net operating income | Estimated impact on cash flow from operations |
|---|---|---|---|
| Dollar | +/- 0.1 $ per € | -/+ 0.1 B$ | ~0 B$ |
| Average liquids price [17] | +/- 10 $/b | +/- 2.3 B$ | +/- 2.8 B$ |
| European gas price - TTF | +/- 2 $/Mbtu | +/- 0.4 B$ | +/- 0.4 B$ |
| European Refining Margin Marker (ERM) | +/- 10 $/t | +/- 0.4 B$ | +/- 0.5 B$ |

(16) Sensitivities are revised once per year upon publication of the previous year's fourth quarter results. Sensitivities are estimates based on assumptions about TotalEnergies' portfolio in 2025. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.

(17) In a 70-80 $/b Brent environment.

12

8. Outlook In the context of geopolitical and macroeconomic uncertainties following the introduction of trade tariffs by the United States, the oil demand outlook has softened and meanwhile OPEC+ countries have announced the unwinding of some of the voluntary production cuts beginning in the second quarter of 2025. Consequently, oil prices remain volatile between $60 and $70/b and refining and petrochemical margins are expected to remain weak. Forward European markets expect gas prices to remain elevated in the second quarter of 2025, in a context of inventory replenishment in Europe. Given the evolution of oil and gas prices in the recent months and the lag effect on price formulas, TotalEnergies anticipates its average LNG selling price will be between $9 and $9.5/Mbtu in the second quarter 2025. Hydrocarbon production in the second quarter 2025 will be impacted by more planned maintenance than during the first quarter 2025 (50 kboe/d) and second quarter 2024. As a result, second quarter hydrocarbon production is expected to grow 2 to 3% year-on-year. Given the growth of nearly 4% in the first quarter, the Company confirms its target to grow hydrocarbon production by more than 3% in 2025 versus 2024. For 2025, TotalEnergies reiterates net investments guidance of $17 to $17.5 billion, of which $4.5 billion is dedicated to low carbon energies, mostly Integrated Power. * * * * To listen to the conference call with Chairman & CEO Patrick Pouyanné and CFO Jean-Pierre Sbraire today at 1:00pm (Paris time), please log on to totalenergies.com or dial +33 (0) 1 70 91 87 04, +44 (0) 12 1281 8004 or +1 718 705 8796. The conference replay will be available on the Company's website totalenergies.com after the event. * * * * TotalEnergies contacts Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com 13

# 9. Operating information by segment

## 9.1 Company's production (Exploration & Production + Integrated LNG)

| Combined liquids and gas production by region (kboe/d) | 1Q25 | 4Q24 | 1Q25 vs 4Q24 | 1Q24 | 1Q25 vs 1Q24 |
|---|---|---|---|---|---|
| Europe | 571 | 589 | -3% | 570 | - |
| Africa | 424 | 437 | -3% | 463 | -8% |
| Middle East and North Africa | 849 | 790 | +7% | 815 | +4% |
| Americas | 424 | 401 | +6% | 352 | +21% |
| Asia-Pacific | 290 | 210 | +38% | 261 | +11% |
| Total production | 2,558 | 2,427 | +5% | 2,461 | +4% |
| includes equity affiliates | 390 | 369 | +6% | 346 | +13% |

| Liquids production by region (kb/d) | 1Q25 | 4Q24 | 1Q25 vs 4Q24 | 1Q24 | 1Q25 vs 1Q24 |
|---|---|---|---|---|---|
| Europe | 216 | 228 | -6% | 224 | -4% |
| Africa | 312 | 318 | -2% | 331 | -6% |
| Middle East and North Africa | 680 | 627 | +8% | 652 | +4% |
| Americas | 202 | 193 | +5% | 171 | +18% |
| Asia-Pacific | 106 | 79 | +35% | 104 | +1% |
| Total production | 1,516 | 1,445 | +5% | 1,482 | +2% |
| includes equity affiliates | 163 | 151 | +8% | 154 | +6% |

| Gas production by region (Mcf/d) | 1Q25 | 4Q24 | 1Q25 vs 4Q24 | 1Q24 | 1Q25 vs 1Q24 |
|---|---|---|---|---|---|
| Europe | 1,920 | 1,951 | -2% | 1,869 | +3% |
| Africa | 567 | 620 | -9% | 648 | -13% |
| Middle East and North Africa | 920 | 889 | +3% | 896 | +3% |
| Americas | 1,237 | 1,154 | +7% | 1,003 | +23% |
| Asia-Pacific | 1,011 | 709 | +43% | 833 | +21% |
| Total production | 5,655 | 5,323 | +6% | 5,249 | +8% |
| includes equity affiliates | 1,237 | 1,181 | +5% | 1,043 | +19% |

14

## 9.2 Downstream (Refining & Chemicals and Marketing & Services)

| Petroleum product sales by region (kb/d) | 1Q25 | 4Q24 | 1Q25 vs 4Q24 | 1Q24 | 1Q25 vs 1Q24 |
|---|---|---|---|---|---|
| Europe | 1,677 | 1,820 | -8% | 1,774 | -5% |
| Africa | 618 | 614 | +1% | 591 | +4% |
| Americas | 1,073 | 970 | +11% | 1,033 | +4% |
| Rest of world | 945 | 975 | -3% | 711 | +33% |
| Total consolidated sales | 4,313 | 4,380 | -2% | 4,109 | +5% |
| Includes bulk sales | 344 | 343 | - | 401 | -14% |
| Includes trading | 2,703 | 2,725 | -1% | 2,397 | +13% |

| Petrochemicals production* (kt) | 1Q25 | 4Q24 | 1Q25 vs 4Q24 | 1Q24 | 1Q25 vs 1Q24 |
|---|---|---|---|---|---|
| Europe | 984 | 875 | +12% | 990 | -1% |
| Americas | 694 | 701 | -1% | 645 | +8% |
| Middle East and Asia | 745 | 737 | +1% | 727 | +2% |

* Olefins, polymers.

15

## 9.3 Integrated Power

### 9.3.1 Net power production

| Net power production (TWh) | 1Q25 | | | | | | 4Q24 | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Solar | Onshore Wind | Offshore Wind | Gas | Others | **Total** | Solar | Onshore Wind | Offshore Wind | Gas | Others | **Total** |
| France | 0.1 | 0.2 | - | 1.9 | 0.0 | **2.2** | 0.2 | 0.3 | - | 1.4 | 0.0 | **1.9** |
| Rest of Europe | 0.1 | 0.6 | 0.3 | 1.6 | 0.1 | **2.6** | 0.1 | 0.6 | 0.4 | 2.1 | 0.0 | **3.2** |
| Africa | 0.0 | - | - | - | 0.0 | **0.1** | 0.0 | 0.0 | - | - | - | **0.0** |
| Middle East | 0.2 | - | - | 0.2 | - | **0.4** | 0.2 | - | - | 0.2 | - | **0.4** |
| North America | 0.7 | 0.5 | - | 0.9 | - | **2.1** | 0.9 | 0.5 | - | 1.1 | - | **2.5** |
| South America | 0.2 | 0.8 | - | - | - | **0.9** | 0.1 | 0.9 | - | - | - | **1.1** |
| India | 2.2 | 0.3 | - | - | - | **2.5** | 1.6 | 0.2 | - | - | - | **1.9** |
| Pacific Asia | 0.3 | 0.0 | 0.2 | - | - | **0.5** | 0.3 | 0.0 | 0.2 | - | - | **0.4** |
| **Total** | **3.8** | **2.4** | **0.5** | **4.5** | **0.1** | **11.3** | **3.4** | **2.5** | **0.6** | **4.9** | **0.1** | **11.4** |

### 9.3.2 Installed power generation net capacity

| Installed power generation net capacity (GW) [18] | 1Q25 | | | | | | 4Q24 | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Solar | Onshore Wind | Offshore Wind | Gas | Others | **Total** | Solar | Onshore Wind | Offshore Wind | Gas | Others | **Total** |
| France | 0.8 | 0.4 | - | 2.7 | 0.2 | **4.0** | 0.7 | 0.4 | - | 2.6 | 0.2 | **4.0** |
| Rest of Europe | 0.6 | 1.0 | 0.3 | 2.1 | 0.2 | **4.1** | 0.6 | 0.9 | 0.3 | 2.1 | 0.2 | **4.0** |
| Africa | 0.0 | - | - | - | 0.1 | **0.1** | 0.0 | - | - | - | - | **0.0** |
| Middle East | 0.4 | - | - | 0.3 | - | **0.8** | 0.4 | - | - | 0.3 | - | **0.8** |
| North America | 2.5 | 0.8 | - | 1.5 | 0.3 | **5.1** | 2.3 | 0.8 | - | 1.5 | 0.3 | **4.9** |
| South America | 0.4 | 0.9 | - | - | - | **1.3** | 0.4 | 0.9 | - | - | - | **1.3** |
| India | 5.5 | 0.6 | - | - | - | **6.1** | 4.8 | 0.6 | - | - | - | **5.3** |
| Pacific Asia | 1.1 | 0.0 | 0.2 | - | - | **1.3** | 1.1 | 0.0 | 0.2 | - | - | **1.3** |
| **Total** | **11.2** | **3.8** | **0.5** | **6.5** | **0.7** | **22.7** | **10.3** | **3.6** | **0.5** | **6.5** | **0.6** | **21.5** |

(18) End-of-period data.

16

9.3.3 Power generation gross capacity from renewables * (19) Includes 20% of the gross capacities of Adani Green Energy Limited, 50% of Clearway Energy Group and 49% of Casa dos Ventos. (20) End-of-period data. Installed power generation gross capacity from renewables (GW) (19),(20) Solar Onshore Wind Offshore Wind Other Total Solar Onshore Wind Offshore Wind Other Total France 1.2 0.7 - 0.2 2.1 1.2 0.7 - 0.2 2.1 Rest of Europe 0.6 1.3 1.1 0.3 3.2 0.6 1.1 1.1 0.3 3.1 Africa 0.1 - - 0.3 0.4 0.1 - - 0.0 0.1 Middle East 1.2 - - - 1.2 1.2 - - - 1.2 North America 5.6 2.2 - 0.7 8.4 5.4 2.2 - 0.7 8.2 South America 0.4 1.4 - - 1.8 0.4 1.3 - - 1.7 India 7.7 0.6 - - 8.4 6.7 0.6 - - 7.3 Asia-Pacific 1.7 0.0 0.6 0.0 2.3 1.6 0.0 0.6 0.0 2.2 Total 18.4 6.2 1.8 1.4 27.8 17.2 6.0 1.7 1.1 26.0 Power generation gross capacity from renewables in construction (GW) (19),(20) Solar Onshore Wind Offshore Wind Other Total Solar Onshore Wind Offshore Wind Other Total France 0.3 0.0 0.0 0.0 0.3 0.3 0.0 0.0 0.0 0.3 Rest of Europe 0.5 0.1 0.8 0.3 1.8 0.5 0.2 0.8 0.0 1.4 Africa 0.4 0.1 - 0.1 0.7 0.4 0.1 - 0.1 0.6 Middle East 1.5 0.2 - - 1.7 0.1 - - - 0.1 North America 1.3 0.0 - 0.5 1.9 1.2 0.0 - 0.5 1.8 South America 0.4 0.5 - 0.2 1.1 0.4 0.6 - 0.2 1.2 India 2.2 0.0 - - 2.2 3.2 - - - 3.2 Asia-Pacific 0.1 - - - 0.1 0.1 - 0.1 - 0.1 Total 6.7 1.1 0.8 1.2 9.9 6.2 1.0 0.8 0.9 8.9 Power generation gross capacity from renewables in development (GW) (19),(20) Solar Onshore Wind Offshore Wind Other Total Solar Onshore Wind Offshore Wind Other Total France 0.9 0.3 - 0.1 1.3 0.9 0.5 - 0.1 1.5 Rest of Europe 4.6 0.6 13.3 2.5 20.9 4.9 0.7 13.3 2.7 21.6 Africa 0.5 0.2 - - 0.7 0.6 0.2 - - 0.8 Middle East 0.8 - - - 0.8 2.3 0.2 - - 2.6 North America 10.6 3.0 4.1 4.4 22.1 10.3 3.1 4.1 4.4 21.9 South America 1.7 1.4 - 0.0 3.1 1.6 1.1 - 0.0 2.8 India 2.3 0.1 - - 2.4 2.3 0.1 - - 2.5 Asia-Pacific 3.4 1.1 3.0 1.1 8.5 3.4 1.1 3.0 1.2 8.6 Total 24.8 6.6 20.4 8.1 59.8 26.5 7.1 20.4 8.3 62.3 1Q25 4Q24 1Q25 4Q24 1Q25 4Q24 17

## 10. Alternative Performance Measures (Non-GAAP measures)

### 10.1 Adjustment items to net income (TotalEnergies share)

| In millions of dollars | 1Q25 | 4Q24 | 1Q24 |
|---|---|---|---|
| **Net income (TotalEnergies share)** | **3,851** | **3,956** | **5,721** |
| Special items affecting net income (TotalEnergies share) | (108) | (413) | 805 |
| Gain (loss) on asset sales | - | (25) | 1,507 |
| Restructuring charges | - | (6) | - |
| Impairments | - | (232) | (644) |
| Other | (108) | (150) | (58) |
| After-tax inventory effect : FIFO vs. replacement cost | (78) | 216 | 124 |
| Effect of changes in fair value | (155) | (253) | (320) |
| **Total adjustments affecting net income** | **(341)** | **(450)** | **609** |
| **Adjusted net income (TotalEnergies share)** | **4,192** | **4,406** | **5,112** |

18

## 10.2 Reconciliation of adjusted EBITDA with consolidated financial statements

### 10.2.1 Reconciliation of net income (TotalEnergies share) to adjusted EBITDA

| In millions of dollars | 1Q25 | 4Q24 | 1Q25 vs 4Q24 | 1Q24 | 1Q25 vs 1Q24 |
|---|---|---|---|---|---|
| **Net income (TotalEnergies share)** | **3,851** | **3,956** | *-3%* | **5,721** | *-33%* |
| Less: adjustment items to net income (TotalEnergies share) | 341 | 450 | *-24%* | (609) | *ns* |
| **Adjusted net income (TotalEnergies share)** | **4,192** | **4,406** | *-5%* | **5,112** | *-18%* |
| *Adjusted items* | | | | | |
| Add: non-controlling interests | 70 | 65 | *+8%* | 100 | *-30%* |
| Add: income taxes | 2,705 | 2,872 | *-6%* | 2,991 | *-10%* |
| Add: depreciation, depletion and impairment of tangible assets and mineral interests | 2,998 | 2,715 | *+10%* | 2,942 | *+2%* |
| Add: amortization and impairment of intangible assets | 83 | 107 | *-22%* | 92 | *-10%* |
| Add: financial interest on debt | 725 | 786 | *-8%* | 708 | *+2%* |
| Less: financial income and expense from cash & cash equivalents | (269) | (422) | *ns* | (452) | *ns* |
| **Adjusted EBITDA** | **10,504** | **10,529** | - | **11,493** | *-9%* |

### 10.2.2 Reconciliation of revenues from sales to adjusted EBITDA and net income (TotalEnergies share)

| In millions of dollars | 1Q25 | 4Q24 | 1Q25 vs 4Q24 | 1Q24 | 1Q25 vs 1Q24 |
|---|---|---|---|---|---|
| *Adjusted items* | | | | | |
| Revenues from sales | 47,899 | 47,115 | *+2%* | 51,883 | *-8%* |
| Purchases, net of inventory variation | (30,563) | (30,305) | *ns* | (33,525) | *ns* |
| Other operating expenses | (7,542) | (7,094) | *ns* | (7,580) | *ns* |
| Exploration costs | (81) | (242) | *ns* | (88) | *ns* |
| Other income | 247 | 280 | *-12%* | 240 | *+3%* |
| Other expense, excluding amortization and impairment of intangible assets | (216) | (34) | *ns* | (125) | *ns* |
| Other financial income | 294 | 296 | *-1%* | 282 | *+4%* |
| Other financial expense | (249) | (193) | *ns* | (215) | *ns* |
| Net income (loss) from equity affiliates | 715 | 706 | *+1%* | 621 | *+15%* |
| **Adjusted EBITDA** | **10,504** | **10,529** | - | **11,493** | *-9%* |
| *Adjusted items* | | | | | |
| Less: depreciation, depletion and impairment of tangible assets and mineral interests | (2,998) | (2,715) | *ns* | (2,942) | *ns* |
| Less: amortization of intangible assets | (83) | (107) | *ns* | (92) | *ns* |
| Less: financial interest on debt | (725) | (786) | *ns* | (708) | *ns* |
| Add: financial income and expense from cash & cash equivalents | 269 | 422 | *-36%* | 452 | *-40%* |
| Less: income taxes | (2,705) | (2,872) | *ns* | (2,991) | *ns* |
| Less: non-controlling interests | (70) | (65) | *ns* | (100) | *ns* |
| Add: adjustment (TotalEnergies share) | (341) | (450) | *ns* | 609 | *ns* |
| **Net income (TotalEnergies share)** | **3,851** | **3,956** | *-3%* | **5,721** | *-33%* |

19

## 10.3 Investments – Divestments (TotalEnergies share)

Reconciliation of Cash flow used in investing activities to Net investments

| In millions of dollars | 1Q25 | 4Q24 | 1Q25 vs 4Q24 | 1Q24 | 1Q25 vs 1Q24 |
|---|---|---|---|---|---|
| **Cash flow used in investing activities ( a )** | **4,805** | **3,745** | ***28%*** | **3,467** | ***+39%*** |
| Other transactions with non-controlling interests ( b ) | - | - | *ns* | - | *ns* |
| Organic loan repayment from equity affiliates ( c ) | 6 | (2) | *ns* | 3 | *+100%* |
| Change in debt from renewable projects financing ( d ) * | - | (52) | *-100%* | - | *ns* |
| Capex linked to capitalized leasing contracts ( e ) | 108 | 152 | *-29%* | 103 | *+5%* |
| Expenditures related to carbon credits ( f ) | 2 | 20 | *-90%* | (1) | *ns* |
| **Net investments ( a + b + c + d + e + f = g - i + h )** | **4,921** | **3,863** | ***27%*** | **3,572** | ***+38%*** |
| of which acquisitions net of assets sales ( g-i ) | 420 | 24 | *x17.4* | (500) | *ns* |
| Acquisitions ( g ) | 836 | 1,233 | *-32%* | 1,074 | *-22%* |
| Asset sales ( i ) | 416 | 1,209 | *-66%* | 1,574 | *-74%* |
| Change in debt from renewable projects (partner share) | - | 26 | *-100%* | - | *ns* |
| of which organic investments ( h ) | 4,501 | 3,839 | *17%* | 4,072 | *+11%* |
| Capitalized exploration | 111 | 122 | *-9%* | 145 | *-24%* |
| Increase in non-current loans | 568 | 625 | *-9%* | 538 | *+6%* |
| Repayment of non-current loans, excluding organic loan repayment from equity affiliates | (103) | (619) | *ns* | (146) | *ns* |
| Change in debt from renewable projects (TotalEnergies share) | - | (26) | *-100%* | - | *ns* |

* Change in debt from renewable projects (TotalEnergies share and partner share).

## 10.4 Cash flow (TotalEnergies share)

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO), to DACF and to Net cash flow

| In millions of dollars | 1Q25 | 4Q24 | 1Q25 vs 4Q24 | 1Q24 | 1Q25 vs 1Q24 |
|---|---|---|---|---|---|
| **Cash flow from operating activities ( a )** | **2,563** | **12,507** | ***-80%*** | **2,169** | ***+18%*** |
| (Increase) decrease in working capital ( b ) * | (4,316) | 5,072 | *ns* | (6,121) | *ns* |
| Inventory effect ( c ) | (107) | 282 | *ns* | 125 | *ns* |
| Capital gain from renewable project sales ( d ) | - | - | *ns* | - | *ns* |
| Organic loan repayments from equity affiliates ( e ) | 6 | (2) | *ns* | 3 | *+100%* |
| **Cash flow from operations excluding working capital (CFFO) ( f = a - b - c + d + e )** | **6,992** | **7,151** | ***-2%*** | **8,168** | ***-14%*** |
| Financial charges | (284) | (247) | *ns* | (143) | *ns* |
| **Debt Adjusted Cash Flow (DACF)** | **7,276** | **7,398** | ***-2%*** | **8,311** | ***-12%*** |
| Organic investments ( g ) | 4,501 | 3,839 | *+17%* | 4,072 | *+11%* |
| **Free cash flow after organic investments ( f - g )** | **2,491** | **3,312** | ***-25%*** | **4,096** | ***-39%*** |
| Net investments ( h ) | 4,921 | 3,863 | *+27%* | 3,572 | *+38%* |
| **Net cash flow ( f - h )** | **2,071** | **3,288** | ***-37%*** | **4,596** | ***-55%*** |

* Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power segments' contracts.

20

## 10.5 Gearing ratio

| In millions of dollars | 03/31/2025 | 12/31/2024 | 03/31/2024 |
|---|---|---|---|
| Current borrowings * | 10,983 | 7,929 | 16,068 |
| Other current financial liabilities | 897 | 664 | 481 |
| Current financial assets * ,** | (5,892) | (6,536) | (5,969) |
| Net financial assets classified as held for sale * | 41 | 33 | (11) |
| Non-current financial debt * | 37,862 | 35,711 | 30,452 |
| Non-current financial assets * | (953) | (1,027) | (1,165) |
| Cash and cash equivalents | (22,837) | (25,844) | (25,640) |
| **Net debt ( a )** | **20,101** | **10,930** | **14,216** |
| Shareholders' equity (TotalEnergies share) | 117,956 | 117,858 | 118,409 |
| Non-controlling interests | 2,465 | 2,397 | 2,734 |
| **Shareholders' equity (b)** | **120,421** | **120,255** | **121,143** |
| **Gearing = a / ( a+b )** | **14.3%** | **8.3%** | **10.5%** |
| *Leases (c)* | *8,533* | *8,272* | *8,013* |
| *Gearing including leases ( a+c ) / ( a+b+c )* | *19.2%* | *13.8%* | *15.5%* |

* Excludes leases receivables and leases debts.
** Including initial margins held as part of the Company's activities on organized markets.

Gearing was 14.3% at the end of March 2025 due to the seasonal effect of working capital variation ($3.4 billion) and normalized gearing was 11% excluding this effect.

## 10.6 Return on average capital employed

| In millions of dollars | Exploration & Production | Integrated LNG | Integrated Power | Refining & Chemicals | Marketing & Services | Company |
|---|---|---|---|---|---|---|
| Adjusted net operating income | 9,905 | 4,941 | 2,068 | 1,499 | 1,345 | 19,125 |
| Capital employed at 03/31/2024 | 64,968 | 36,678 | 22,890 | 9,360 | 8,013 | 141,494 |
| Capital employed at 03/31/2025 | 65,397 | 42,998 | 23,740 | 8,404 | 6,840 | 147,764 |
| **ROACE** | **15.2%** | **12.4%** | **8.9%** | **16.9%** | **18.1%** | **13.2%** |

21

GLOSSARY Acquisitions net of assets sales is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Acquisitions net of assets sales refer to acquisitions minus assets sales (including other operations with non-controlling interests). This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates the allocation of cash flow used for growing the Company’s asset base via external growth opportunities. Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income. It refers to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e., all operating income and contribution of equity affiliates to net income. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure and compare the Company’s profitability with utility companies (energy sector). Adjusted net income (TotalEnergies share) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income (TotalEnergies share). Adjusted Net Income (TotalEnergies share) refers to Net Income (TotalEnergies share) less adjustment items to Net Income (TotalEnergies share). Adjustment items are inventory valuation effect, effect of changes in fair value, and special items. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and to understand its operating trends by removing the impact of non-operational results and special items. Adjusted net operating income is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income. Adjusted Net Operating Income refers to Net Income before net cost of net debt, i.e., cost of net debt net of its tax effects, less adjustment items. Adjustment items are inventory valuation effect, effect of changes in fair value, and special items. Adjusted Net Operating Income can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and understanding its operating trends, by removing the impact of non-operational results and special items and is used to evaluate the Return on Average Capital Employed (ROACE) as explained below. Capital Employed is a non-GAAP financial measure. They are calculated at replacement cost and refer to capital employed (balance sheet) less inventory valuations effect. Capital employed (balance sheet) refers to the sum of the following items: (i) Property, plant and equipment, intangible assets, net, (ii) Investments & loans in equity affiliates, (iii) Other non-current assets, (iv) Working capital which is the sum of: Inventories, net, Accounts receivable, net, other current assets, Accounts payable, Other creditors and accrued liabilities, (v) Provisions and other non-current liabilities and (vi) Assets and liabilities classified as held for sale. Capital Employed can be a valuable tool for decision makers, analysts and shareholders alike to provide insight on the amount of capital investment used by the Company or its business segments to operate. Capital Employed is used to calculate the Return on Average Capital Employed (ROACE). Cash Flow From Operations excluding working capital (CFFO) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Cash Flow From Operations excluding working capital is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of Integrated LNG and Integrated Power contracts, including capital gain from renewable projects sales and including organic loan repayments from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to help understand changes in cash flow from operating activities, excluding the impact of working capital changes across periods on a consistent basis and with the performance of peer companies in a manner that, when viewed in combination with the Company’s results prepared in accordance with GAAP, provides a more complete understanding of the factors and trends affecting the Company’s business and performance. This performance indicator is used by the Company as a base for its cash flow allocation and notably to guide on the share of its cash flow to be allocated to the distribution to shareholders. Debt adjusted cash flow (DACF) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. DACF is defined as Cash Flow From Operations excluding working capital (CFFO) without financial charges. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it corresponds to the funds theoretically available to the Company for investments, debt repayment and distribution to shareholders, and therefore facilitates comparison of the Company’s results of operations with those of other registrants, independent of their capital structure and working capital requirements. ESRS perimeter: the GHG emissions within the ESRS perimeter correspond to 100% of the emissions from operated sites, plus the equity share of emissions from non-operated and financially consolidated assets excluding equity affiliates. Free cash flow after Organic Investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Free cash flow after Organic Investments, refers to Cash Flow From Operations excluding working capital minus Organic Investments. Organic Investments refer to Net Investments excluding acquisitions, asset sales and other transactions with non-controlling interests. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates operating cash flow generated by the business post allocation of cash for Organic Investments. Gearing is a non-GAAP financial measure and its most directly comparable IFRS measure is the ratio of total financial liabilities to total equity. Gearing is a Net-debt-to-capital ratio, which is calculated as the ratio of Net debt excluding leases to (Equity + Net debt excluding leases). This indicator can be a valuable tool for decision makers, analysts and shareholders alike to assess the strength of the Company’s balance sheet. Normalized Gearing: indicator defined as the gearing excluding the impact of seasonal variations, notably on working capital. Net cash flow (or free cash-flow) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Net cash flow refers to Cash Flow From Operations excluding working capital minus Net Investments. Net cash flow can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow generated by the operations of the Company post allocation of cash for Organic Investments and Acquisitions net of assets sales (acquisitions - assets sales - other operations with non-controlling interests). This performance indicator corresponds to the cash flow available to repay debt and allocate cash to shareholder distribution or share buybacks. 22

Net investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Net Investments refer to Cash flow used in investing activities including other transactions with non-controlling interests, including change in debt from renewable projects financing, including expenditures related to carbon credits, including capex linked to capitalized leasing contracts and excluding organic loan repayment from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to illustrate the cash directed to growth opportunities, both internal and external, thereby showing, when combined with the Company’s cash flow statement prepared under IFRS, how cash is generated and allocated for uses within the organization. Net Investments are the sum of Organic Investments and Acquisitions net of assets sales each of which is described in the Glossary. Organic investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Organic investments refers to Net Investments, excluding acquisitions, asset sales and other operations with non-controlling interests. Organic Investments can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow used by the Company to grow its asset base, excluding sources of external growth. Operated perimeter: activities, sites and industrial assets of which TotalEnergies SE or one of its subsidiaries has operational control, i.e. has the responsibility of the conduct of operations on behalf of all its partners. For the operated perimeter, the environmental indicators are reported 100%, regardless of the Company’s equity interest in the asset. Payout is a non-GAAP financial measure. Payout is defined as the ratio of the dividends and share buybacks for cancellation to the Cash Flow From Operations excluding working capital. This indicator can be a valuable tool for decision makers, analysts and shareholders as it provides the portion of the Cash Flow From Operations excluding working capital distributed to the shareholder. Return on Average Capital Employed (ROACE) is a non-GAAP financial measure. ROACE is the ratio of Adjusted Net Operating Income to average Capital Employed at replacement cost between the beginning and the end of the period. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure the profitability of the Company’s average Capital Employed in its business operations and is used by the Company to benchmark its performance internally and externally with its peers. 23

Disclaimer: The terms “TotalEnergies”, “TotalEnergies company” and “Company” in this document are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities. This press release presents the results for the first quarter of 2025 from the consolidated financial statements of TotalEnergies SE as of March 31, 2025 (unaudited). The limited review procedures by the Statutory Auditors are underway. The notes to the consolidated financial statements (unaudited) are available on the website totalenergies.com. This document may contain forward-looking statements (including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995), notably with respect to the financial condition, results of operations, business activities and strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “will”, “should”, “could”, “would”, “may”, “likely”, “might”, “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “commits”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document. These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, technological innovations, meteorological conditions and events, as well as socio-demographic, economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto. Readers are cautioned not to consider forward-looking statements as accurate, but as an expression of the Company’s views only as of the date this document is published. TotalEnergies SE and its subsidiaries have no obligation, make no commitment and expressly disclaim any responsibility to investors or any stakeholder to update or revise, particularly as a result of new information or future events, any forward-looking information or statement, objectives or trends contained in this document. In addition, the Company has not verified, and is under no obligation to verify any third-party data contained in this document or used in the estimates and assumptions or, more generally, forward-looking statements published in this document. The information on risk factors that could have a significant adverse effect on TotalEnergies’ business, financial condition, including its operating income and cash flow, reputation, outlook or the value of financial instruments issued by TotalEnergies is provided in the most recent version of the Universal Registration Document which is filed by TotalEnergies SE with the French Autorité des Marchés Financiers and the annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”). Additionally, the developments of climate change and other environmental-or social related issues in this document are based on various frameworks and the interests of various stakeholders which are subject to evolve independently of our will. Moreover, our disclosures on such issues, including disclosures on climate change and other environmental or social-related issues, may include information that is not necessarily "material" under US securities laws for SEC reporting purposes or under applicable securities law. Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies. In addition to IFRS measures, certain alternative performance indicators are presented, such as performance indicators excluding the adjustment items described below (adjusted operating income, adjusted net operating income, adjusted net income), return on equity (ROE), return on average capital employed (ROACE), gearing ratio, cash flow from operations excluding working capital, debt adjusted cash flow, and the shareholder rate of return. These indicators are meant to facilitate the analysis of the financial performance of TotalEnergies and the comparison of income between periods. They allow investors to track the measures used internally to manage and measure the performance of TotalEnergies. These adjustment items include: (i) Special items Due to their unusual nature or particular significance, certain transactions qualifying as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent, or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to occur in following years. (ii) The inventory valuation effect In accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its main competitors. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results under the FIFO and the replacement cost methods. (iii) Effect of changes in fair value The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ Executive Committee and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices. TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect. Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence. The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. Euro amounts presented for the fully adjusted-diluted earnings per share represent dollar amounts converted at the average euro-dollar (€-$) exchange rate for the applicable period and are not the result of financial statements prepared in euros. Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this press release, such as “potential reserves” or “resources”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in the Form 20-F of TotalEnergies SE, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at the Company website totalenergies.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov. 24

TotalEnergies financial statements First quarter 2025 consolidated accounts, IFRS 25

## CONSOLIDATED STATEMENT OF INCOME

### TotalEnergies

*(unaudited)*

| (M$)[(a)] | 1st quarter 2025 | 4th quarter 2024 | 1st quarter 2024 |
|---|---|---|---|
| **Sales** | **52,254** | **52,508** | **56,278** |
| Excise taxes | (4,355) | (5,393) | (4,395) |
| Revenues from sales | 47,899 | 47,115 | 51,883 |
| Purchases, net of inventory variation | (30,855) | (30,342) | (33,780) |
| Other operating expenses | (7,564) | (7,219) | (7,643) |
| Exploration costs | (81) | (242) | (88) |
| Depreciation, depletion and impairment of tangible assets and mineral interests | (2,998) | (2,715) | (2,942) |
| Other income | 247 | 306 | 1,758 |
| Other expense | (291) | (341) | (315) |
| Financial interest on debt | (725) | (786) | (708) |
| Financial income and expense from cash & cash equivalents | 290 | 449 | 472 |
| Cost of net debt | (435) | (337) | (236) |
| Other financial income | 318 | 319 | 306 |
| Other financial expense | (249) | (193) | (215) |
| Net income (loss) from equity affiliates | 663 | 597 | 18 |
| Income taxes | (2,733) | (2,929) | (2,942) |
| **Consolidated net income** | **3,921** | **4,019** | **5,804** |
| TotalEnergies share | 3,851 | 3,956 | 5,721 |
| Non-controlling interests | 70 | 63 | 83 |
| Earnings per share ($) | 1.69 | 1.72 | 2.42 |
| Fully-diluted earnings per share ($) | 1.68 | 1.70 | 2.40 |

*(a) Except for per share amounts.*

26

## CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

### TotalEnergies

*(unaudited)*

| (M$) | 1st quarter 2025 | 4th quarter 2024 | 1st quarter 2024 |
|---|---|---|---|
| **Consolidated net income** | **3,921** | **4,019** | **5,804** |
| **Other comprehensive income** | | | |
| Actuarial gains and losses | - | (3) | (2) |
| Change in fair value of investments in equity instruments | 12 | 142 | 40 |
| Tax effect | 1 | 36 | (8) |
| Currency translation adjustment generated by the parent company | 2,882 | (5,125) | (1,506) |
| **Items not potentially reclassifiable to profit and loss** | **2,895** | **(4,950)** | **(1,476)** |
| Currency translation adjustment | (2,017) | 3,594 | 1,099 |
| Cash flow hedge | (833) | 1,732 | 807 |
| Variation of foreign currency basis spread | 15 | (13) | (15) |
| Share of other comprehensive income of equity affiliates, net amount | (100) | 76 | (76) |
| Other | 7 | (1) | 2 |
| Tax effect | 205 | (441) | (219) |
| **Items potentially reclassifiable to profit and loss** | **(2,723)** | **4,947** | **1,598** |
| **Total other comprehensive income (net amount)** | **172** | **(3)** | **122** |
| **Comprehensive income** | **4,093** | **4,016** | **5,926** |
| *TotalEnergies share* | *4,007* | *4,001* | *5,870* |
| *Non-controlling interests* | *86* | *15* | *56* |

27

## CONSOLIDATED BALANCE SHEET

**TotalEnergies**

| (M$) | March 31, 2025 *(unaudited)* | December 31, 2024 | March 31, 2024 *(unaudited)* |
|---|---|---|---|
| **ASSETS** | | | |
| **Non-current assets** | | | |
| Intangible assets, net | 34,543 | 34,238 | 33,193 |
| Property, plant and equipment, net | 112,249 | 109,095 | 109,462 |
| Equity affiliates : investments and loans | 35,687 | 34,405 | 31,256 |
| Other investments | 1,860 | 1,665 | 1,895 |
| Non-current financial assets | 2,231 | 2,305 | 2,308 |
| Deferred income taxes | 3,360 | 3,202 | 3,165 |
| Other non-current assets | 4,000 | 4,006 | 4,328 |
| **Total non-current assets** | **193,930** | **188,916** | **185,607** |
| **Current assets** | | | |
| Inventories, net | 19,037 | 18,868 | 20,229 |
| Accounts receivable, net | 24,882 | 19,281 | 24,198 |
| Other current assets | 22,423 | 23,687 | 20,615 |
| Current financial assets | 6,237 | 6,914 | 6,319 |
| Cash and cash equivalents | 22,837 | 25,844 | 25,640 |
| Assets classified as held for sale | 1,711 | 1,977 | 525 |
| **Total current assets** | **97,127** | **96,571** | **97,526** |
| **Total assets** | **291,057** | **285,487** | **283,133** |
| **LIABILITIES & SHAREHOLDERS' EQUITY** | | | |
| **Shareholders' equity** | | | |
| Common shares | 7,231 | 7,577 | 7,548 |
| Paid-in surplus and retained earnings | 128,787 | 135,496 | 129,937 |
| Currency translation adjustment | (14,508) | (15,259) | (14,167) |
| Treasury shares | (3,554) | (9,956) | (4,909) |
| **Total shareholders' equity - TotalEnergies Share** | **117,956** | **117,858** | **118,409** |
| **Non-controlling interests** | **2,465** | **2,397** | **2,734** |
| **Total shareholders' equity** | **120,421** | **120,255** | **121,143** |
| **Non-current liabilities** | | | |
| Deferred income taxes | 12,621 | 12,114 | 11,878 |
| Employee benefits | 1,824 | 1,753 | 1,941 |
| Provisions and other non-current liabilities | 19,872 | 19,872 | 20,961 |
| Non-current financial debt | 45,858 | 43,533 | 38,053 |
| **Total non-current liabilities** | **80,175** | **77,272** | **72,833** |
| **Current liabilities** | | | |
| Accounts payable | 42,554 | 39,932 | 37,647 |
| Other creditors and accrued liabilities | 32,505 | 35,961 | 32,949 |
| Current borrowings | 13,134 | 10,024 | 17,973 |
| Other current financial liabilities | 897 | 664 | 481 |
| Liabilities directly associated with the assets classified as held for sale | 1,371 | 1,379 | 107 |
| **Total current liabilities** | **90,461** | **87,960** | **89,157** |
| **Total liabilities & shareholders' equity** | **291,057** | **285,487** | **283,133** |

28

## CONSOLIDATED STATEMENT OF CASH FLOW

**TotalEnergies**

*(unaudited)*

| (M$) | 1st quarter 2025 | 4th quarter 2024 | 1st quarter 2024 |
|---|---|---|---|
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | |
| Consolidated net income | 3,921 | 4,019 | 5,804 |
| Depreciation, depletion, amortization and impairment | 3,086 | 2,971 | 3,036 |
| Non-current liabilities, valuation allowances and deferred taxes | 209 | 44 | 292 |
| (Gains) losses on disposals of assets | 25 | (66) | (1,610) |
| Undistributed affiliates' equity earnings | (423) | 99 | 288 |
| (Increase) decrease in working capital | (4,232) | 5,201 | (5,686) |
| Other changes, net | (23) | 239 | 45 |
| **Cash flow from operating activities** | **2,563** | **12,507** | **2,169** |
| **CASH FLOW USED IN INVESTING ACTIVITIES** | | | |
| Intangible assets and property, plant and equipment additions | (4,222) | (3,680) | (3,420) |
| Acquisitions of subsidiaries, net of cash acquired | (232) | (932) | (759) |
| Investments in equity affiliates and other securities | (311) | (313) | (488) |
| Increase in non-current loans | (568) | (658) | (538) |
| **Total expenditures** | **(5,333)** | **(5,583)** | **(5,205)** |
| Proceeds from disposals of intangible assets and property, plant and equipment | 301 | 314 | 337 |
| Proceeds from disposals of subsidiaries, net of cash sold | 117 | 654 | 1,218 |
| Proceeds from disposals of non-current investments | 1 | 220 | 34 |
| Repayment of non-current loans | 109 | 650 | 149 |
| **Total divestments** | **528** | **1,838** | **1,738** |
| **Cash flow used in investing activities** | **(4,805)** | **(3,745)** | **(3,467)** |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | |
| Issuance (repayment) of shares: | | | |
| - Parent company shareholders | - | - | - |
| - Treasury shares | (2,152) | (1,977) | (2,006) |
| Dividends paid: | | | |
| - Parent company shareholders | (1,851) | (1,998) | (1,903) |
| - Non-controlling interests | (139) | (18) | (6) |
| Net issuance (repayment) of perpetual subordinated notes | (1,139) | 1,165 | - |
| Payments on perpetual subordinated notes | (128) | (82) | (159) |
| Other transactions with non-controlling interests | (20) | (17) | (17) |
| Net issuance (repayment) of non-current debt | 3,431 | 91 | 42 |
| Increase (decrease) in current borrowings | 150 | (4,136) | 3,536 |
| Increase (decrease) in current financial assets and liabilities | 718 | (965) | 271 |
| **Cash flow from / (used in) financing activities** | **(1,130)** | **(7,937)** | **(242)** |
| **Net increase (decrease) in cash and cash equivalents** | **(3,372)** | **825** | **(1,540)** |
| Effect of exchange rates | 365 | (653) | (83) |
| Cash and cash equivalents at the beginning of the period | 25,844 | 25,672 | 27,263 |
| **Cash and cash equivalents at the end of the period** | **22,837** | **25,844** | **25,640** |

29

## CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

**TotalEnergies**

*(unaudited)*

| (M$) | Common shares issued | | Paid-in surplus and retained earnings | Currency translation adjustment | Treasury shares | | Shareholders' equity - TotalEnergies Share | Non-controlling interests | Total shareholders' equity |
|---|---|---|---|---|---|---|---|---|---|
| | Number | Amount | | | Number | Amount | | | |
| **As of January 1, 2024** | **2,412,251,835** | **7,616** | **126,857** | **(13,701)** | **(60,543,213)** | **(4,019)** | **116,753** | **2,700** | **119,453** |
| Net income of the first quarter 2024 | - | - | 5,721 | - | - | - | 5,721 | 83 | 5,804 |
| Other comprehensive income | - | - | 614 | (465) | - | - | 149 | (27) | 122 |
| **Comprehensive Income** | **-** | **-** | **6,335** | **(465)** | **-** | **-** | **5,870** | **56** | **5,926** |
| Dividend | - | - | - | - | - | - | - | (6) | (6) |
| Issuance of common shares | - | - | - | - | - | - | - | - | - |
| Purchase of treasury shares | - | - | - | - | (30,581,230) | (2,556) | (2,556) | - | (2,556) |
| Sale of treasury shares[(a)] | - | - | - | - | 2,957 | - | - | - | - |
| Share-based payments | - | - | 59 | - | - | - | 59 | - | 59 |
| Share cancellation | (25,405,361) | (68) | (1,597) | - | 25,405,361 | 1,665 | - | - | - |
| Net issuance (repayment) of perpetual subordinated notes | - | - | (1,679) | - | - | - | (1,679) | - | (1,679) |
| Payments on perpetual subordinated notes | - | - | (71) | - | - | - | (71) | - | (71) |
| Other operations with non-controlling interests | - | - | - | - | - | - | - | (17) | (17) |
| Other items | - | - | 33 | (1) | - | 1 | 33 | 1 | 34 |
| **As of March 31, 2024** | **2,386,846,474** | **7,548** | **129,937** | **(14,167)** | **(65,716,125)** | **(4,909)** | **118,409** | **2,734** | **121,143** |
| Net income from April 1 to December 31, 2024 | - | - | 10,037 | - | - | - | 10,037 | 190 | 10,227 |
| Other comprehensive income | - | - | 1,822 | (1,093) | - | - | 729 | (17) | 712 |
| **Comprehensive Income** | **-** | **-** | **11,859** | **(1,093)** | **-** | **-** | **10,766** | **173** | **10,939** |
| Dividend | - | - | (7,756) | - | - | - | (7,756) | (449) | (8,205) |
| Issuance of common shares | 10,833,187 | 29 | 492 | - | - | - | 521 | - | 521 |
| Purchase of treasury shares | - | - | - | - | (89,882,002) | (5,439) | (5,439) | - | (5,439) |
| Sale of treasury shares[(a)] | - | - | (395) | - | 6,068,309 | 395 | - | - | - |
| Share-based payments | - | - | 497 | - | - | - | 497 | - | 497 |
| Share cancellation | - | - | 2 | - | - | (2) | - | - | - |
| Net issuance (repayment) of perpetual subordinated notes | - | - | 1,103 | - | - | - | 1,103 | - | 1,103 |
| Payments on perpetual subordinated notes | - | - | (201) | - | - | - | (201) | - | (201) |
| Other operations with non-controlling interests | - | - | - | - | - | - | - | (50) | (50) |
| Other items | - | - | (42) | 1 | - | (1) | (42) | (11) | (53) |
| **As of December 31, 2024** | **2,397,679,661** | **7,577** | **135,496** | **(15,259)** | **(149,529,818)** | **(9,956)** | **117,858** | **2,397** | **120,255** |
| Net income of the first quarter 2025 | - | - | 3,851 | - | - | - | 3,851 | 70 | 3,921 |
| Other comprehensive income | - | - | (595) | 751 | - | - | 156 | 16 | 172 |
| **Comprehensive Income** | **-** | **-** | **3,256** | **751** | **-** | **-** | **4,007** | **86** | **4,093** |
| Dividend | - | - | - | - | - | - | - | (5) | (5) |
| Issuance of common shares | - | - | - | - | - | - | - | - | - |
| Purchase of treasury shares | - | - | - | - | (33,770,546) | (2,633) | (2,633) | - | (2,633) |
| Sale of treasury shares[(a)] | - | - | (413) | - | 6,209,016 | 413 | - | - | - |
| Share-based payments | - | - | 112 | - | - | - | 112 | - | 112 |
| Share cancellation | (127,622,460) | (346) | (8,395) | - | 127,622,460 | 8,622 | (119) | - | (119) |
| Net issuance (repayment) of perpetual subordinated notes | - | - | (1,219) | - | - | - | (1,219) | - | (1,219) |
| Payments on perpetual subordinated notes | - | - | (77) | - | - | - | (77) | - | (77) |
| Other operations with non-controlling interests | - | - | - | - | - | - | - | (20) | (20) |
| Other items | - | - | 27 | - | - | - | 27 | 7 | 34 |
| **As of March 31, 2025** | **2,270,057,201** | **7,231** | **128,787** | **(14,508)** | **(49,468,888)** | **(3,554)** | **117,956** | **2,465** | **120,421** |

[(a)] *Treasury shares related to the performance share grants.*

30

## INFORMATION BY BUSINESS SEGMENT

**TotalEnergies**

*(unaudited)*

| 1st quarter 2025 (M$) | Exploration & Production | Integrated LNG | Integrated Power | Refining & Chemicals | Marketing & Services | Corporate | Intercompany | Total |
|---|---|---|---|---|---|---|---|---|
| External sales | 1,569 | 3,088 | 5,967 | 22,627 | 19,001 | 2 | - | 52,254 |
| Intersegment sales | 8,727 | 3,252 | 684 | 6,811 | 156 | 25 | (19,655) | - |
| Excise taxes | - | - | - | (112) | (4,243) | - | - | (4,355) |
| **Revenues from sales** | **10,296** | **6,340** | **6,651** | **29,326** | **14,914** | **27** | **(19,655)** | **47,899** |
| Operating expenses | (3,800) | (4,956) | (6,185) | (28,648) | (14,374) | (192) | 19,655 | (38,500) |
| Depreciation, depletion and impairment of tangible assets and mineral interests | (1,950) | (391) | (75) | (339) | (217) | (26) | - | (2,998) |
| Net income (loss) from equity affiliates and other items | 133 | 565 | 44 | (8) | (10) | (36) | - | 688 |
| Tax on net operating income | (2,328) | (275) | (73) | (83) | (98) | 74 | - | (2,783) |
| Adjustments [(a)] | (100) | (11) | (144) | (53) | (25) | (22) | - | (355) |
| **Adjusted net operating income** | **2,451** | **1,294** | **506** | **301** | **240** | **(131)** | **-** | **4,661** |
| Adjustments [(a)] | | | | | | | | (355) |
| Net cost of net debt | | | | | | | | (385) |
| Non-controlling interests | | | | | | | | (70) |
| **Net income - TotalEnergies share** | | | | | | | | **3,851** |

[(a)] *Adjustments include special items, inventory valuation effect and the effect of changes in fair value.*

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

| 1st quarter 2025 (M$) | Exploration & Production | Integrated LNG | Integrated Power | Refining & Chemicals | Marketing & Services | Corporate | Intercompany | Total |
|---|---|---|---|---|---|---|---|---|
| Total expenditures | 3,047 | 902 | 936 | 242 | 172 | 34 | - | 5,333 |
| Total divestments | 358 | 10 | 58 | 6 | 97 | (1) | - | 528 |
| Cash flow from operating activities | 3,266 | 1,743 | (399) | (1,983) | 568 | (632) | - | 2,563 |

31

## INFORMATION BY BUSINESS SEGMENT

**TotalEnergies**

*(unaudited)*

| 4th quarter 2024 (M$) | Exploration & Production | Integrated LNG | Integrated Power | Refining & Chemicals | Marketing & Services | Corporate | Intercompany | Total |
|---|---|---|---|---|---|---|---|---|
| External sales | 1,496 | 2,890 | 6,137 | 21,540 | 20,440 | 5 | - | 52,508 |
| Intersegment sales | 9,382 | 2,968 | 765 | 7,207 | 168 | 70 | (20,560) | - |
| Excise taxes | - | - | - | (193) | (5,200) | - | - | (5,393) |
| **Revenues from sales** | **10,878** | **5,858** | **6,902** | **28,554** | **15,408** | **75** | **(20,560)** | **47,115** |
| Operating expenses | (4,754) | (4,431) | (6,536) | (27,616) | (14,772) | (254) | 20,560 | (37,803) |
| Depreciation, depletion and impairment of tangible assets and mineral interests | (1,853) | (326) | (28) | (250) | (227) | (31) | - | (2,715) |
| Net income (loss) from equity affiliates and other items | 40 | 548 | 26 | (90) | 90 | 74 | - | 688 |
| Tax on net operating income | (2,163) | (288) | (70) | (139) | (215) | (60) | - | (2,935) |
| Adjustments [(a)] | (157) | (71) | (281) | 141 | (78) | (23) | - | (469) |
| **Adjusted net operating income** | **2,305** | **1,432** | **575** | **318** | **362** | **(173)** | **-** | **4,819** |
| Adjustments [(a)] | | | | | | | | (469) |
| Net cost of net debt | | | | | | | | (331) |
| Non-controlling interests | | | | | | | | (63) |
| **Net income - TotalEnergies share** | | | | | | | | **3,956** |

[(a)] *Adjustments include special items, inventory valuation effect and the effect of changes in fair value.*

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.
Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

| 4th quarter 2024 (M$) | Exploration & Production | Integrated LNG | Integrated Power | Refining & Chemicals | Marketing & Services | Corporate | Intercompany | Total |
|---|---|---|---|---|---|---|---|---|
| Total expenditures | 1,983 | 1,904 | 529 | 630 | 458 | 79 | - | 5,583 |
| Total divestments | 295 | 247 | 1,038 | 132 | 106 | 20 | - | 1,838 |
| Cash flow from operating activities | 4,500 | 2,214 | 1,201 | 3,832 | 778 | (18) | - | 12,507 |

32

## INFORMATION BY BUSINESS SEGMENT

**TotalEnergies**

*(unaudited)*

| 1st quarter 2024<br>(M$) | Exploration & Production | Integrated LNG | Integrated Power | Refining & Chemicals | Marketing & Services | Corporate | Intercompany | Total |
|---|---|---|---|---|---|---|---|---|
| External sales | 1,318 | 2,659 | 7,082 | 24,533 | 20,671 | 15 | - | 56,278 |
| Intersegment sales | 9,735 | 3,495 | 790 | 8,143 | 269 | 63 | (22,495) | - |
| Excise taxes | - | - | - | (170) | (4,225) | - | - | (4,395) |
| **Revenues from sales** | **11,053** | **6,154** | **7,872** | **32,506** | **16,715** | **78** | **(22,495)** | **51,883** |
| Operating expenses | (4,444) | (4,784) | (7,565) | (30,888) | (16,096) | (229) | 22,495 | (41,511) |
| Depreciation, depletion and impairment of tangible assets and mineral interests | (1,917) | (321) | (97) | (376) | (206) | (25) | - | (2,942) |
| Net income (loss) from equity affiliates and other items | 97 | 495 | (615) | 68 | 1,480 | 27 | - | 1,552 |
| Tax on net operating income | (2,261) | (284) | (40) | (255) | (108) | 55 | - | (2,893) |
| Adjustments [(a)] | (22) | 38 | (1,056) | 93 | 1,530 | (4) | - | 579 |
| **Adjusted net operating income** | **2,550** | **1,222** | **611** | **962** | **255** | **(90)** | **-** | **5,510** |
| Adjustments [(a)] | | | | | | | | 579 |
| Net cost of net debt | | | | | | | | (285) |
| Non-controlling interests | | | | | | | | (83) |
| **Net income - TotalEnergies share** | | | | | | | | **5,721** |

[(a)] *Adjustments include special items, inventory valuation effect and the effect of changes in fair value.*

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.
Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.
Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

| 1st quarter 2024<br>(M$) | Exploration & Production | Integrated LNG | Integrated Power | Refining & Chemicals | Marketing & Services | Corporate | Intercompany | Total |
|---|---|---|---|---|---|---|---|---|
| Total expenditures | 2,294 | 565 | 1,739 | 435 | 144 | 28 | - | 5,205 |
| Total divestments | 306 | 50 | 62 | 38 | 1,281 | 1 | - | 1,738 |
| Cash flow from operating activities | 3,590 | 1,710 | (249) | (2,129) | (108) | (645) | - | 2,169 |

33

Non GAAP Financial Measures 34

Alternative Performance Measures (Non-GAAP)
**TotalEnergies**
*(unaudited)*

## 1. Reconciliation of cash flow used in investing activities to Net investments

### 1.1 Exploration & Production

| (in millions of dollars) | 1st quarter 2025 | 4th quarter 2024 | 1st quarter 2024 | 1st quarter 2025 vs 1st quarter 2024 |
|---|---|---|---|---|
| **Cash flow used in investing activities ( a )** | **2,689** | **1,688** | **1,988** | **35%** |
| Other transactions with non-controlling interests ( b ) | - | - | - | ns |
| Organic loan repayment from equity affiliates ( c ) | - | - | - | ns |
| Change in debt from renewable projects financing ( d ) * | - | - | - | ns |
| Capex linked to capitalized leasing contracts ( e ) | 109 | 138 | 90 | 21% |
| Expenditures related to carbon credits ( f ) | 2 | 20 | (1) | ns |
| **Net investments ( a + b + c + d + e + f = g - i + h )** | **2,800** | **1,846** | **2,077** | **35%** |
| of which net acquisitions of assets sales ( g - i ) | 116 | (258) | 36 | x3.2 |
| Acquisitions ( g ) | 445 | 11 | 327 | 36% |
| Assets sales ( i ) | 329 | 269 | 291 | 13% |
| Change in debt from renewable projects (partner share) | - | - | - | ns |
| **of which organic investments ( h )** | **2,684** | **2,104** | **2,041** | **32%** |
| Capitalized exploration | 109 | 119 | 136 | -20% |
| Increase in non-current loans | 82 | 41 | 42 | 95% |
| Repayment of non-current loans, excluding organic loan repayment from equity affiliates | (29) | (26) | (15) | ns |
| Change in debt from renewable projects (TotalEnergies share) | - | - | - | ns |

*Change in debt from renewable projects (TotalEnergies share and partner share)

### 1.2 Integrated LNG

| (in millions of dollars) | 1st quarter 2025 | 4th quarter 2024 | 1st quarter 2024 | 1st quarter 2025 vs 1st quarter 2024 |
|---|---|---|---|---|
| **Cash flow used in investing activities ( a )** | **892** | **1,657** | **515** | **73%** |
| Other transactions with non-controlling interests ( b ) | - | - | - | ns |
| Organic loan repayment from equity affiliates ( c ) | 1 | - | 1 | ns |
| Change in debt from renewable projects financing ( d ) * | - | - | - | ns |
| Capex linked to capitalized leasing contracts ( e ) | (1) | 13 | 12 | ns |
| Expenditures related to carbon credits ( f ) | - | - | - | ns |
| **Net investments ( a + b + c + d + e + f = g - i + h )** | **892** | **1,670** | **528** | **69%** |
| of which net acquisitions of assets sales ( g - i ) | 140 | 1,116 | (12) | ns |
| Acquisitions ( g ) | 144 | 1,149 | - | ns |
| Assets sales ( i ) | 4 | 33 | 12 | -67% |
| Change in debt from renewable projects (partner share) | - | - | - | ns |
| **of which organic investments ( h )** | **752** | **554** | **540** | **39%** |
| Capitalized exploration | 2 | 3 | 9 | -78% |
| Increase in non-current loans | 182 | 269 | 173 | 5% |
| Repayment of non-current loans, excluding organic loan repayment from equity affiliates | (5) | (214) | (37) | ns |
| Change in debt from renewable projects (TotalEnergies share) | - | - | - | ns |

*Change in debt from renewable projects (TotalEnergies share and partner share)

35

Alternative Performance Measures (Non-GAAP)
**TotalEnergies**
*(unaudited)*

### 1.3 Integrated Power

| (in millions of dollars) | 1st quarter 2025 | 4th quarter 2024 | 1st quarter 2024 | 1st quarter 2025 vs 1st quarter 2024 |
|---|---|---|---|---|
| **Cash flow used in investing activities ( a )** | **878** | **(509)** | **1,677** | **-48%** |
| Other transactions with non-controlling interests ( b ) | - | - | - | ns |
| Organic loan repayment from equity affiliates ( c ) | 5 | 7 | - | ns |
| Change in debt from renewable projects financing ( d ) * | - | (52) | - | ns |
| Capex linked to capitalized leasing contracts ( e ) | - | 1 | 1 | -100% |
| Expenditures related to carbon credits ( f ) | - | - | - | ns |
| **Net investments ( a + b + c + d + e + f = g - i + h )** | **883** | **(553)** | **1,678** | **-47%** |
| of which net acquisitions of assets sales ( g - i ) | 238 | (662) | 735 | -68% |
| Acquisitions ( g ) | 245 | 72 | 736 | -67% |
| Assets sales ( i ) | 7 | 734 | 1 | x7 |
| Change in debt from renewable projects (partner share) | - | 26 | - | ns |
| **of which organic investments ( h )** | **645** | **109** | **943** | **-32%** |
| Capitalized exploration | - | - | - | ns |
| Increase in non-current loans | 268 | 300 | 305 | -12% |
| Repayment of non-current loans, excluding organic loan repayment from equity affiliates | (46) | (323) | (61) | ns |
| Change in debt from renewable projects (TotalEnergies share) | - | (26) | - | ns |

*Change in debt from renewable projects (TotalEnergies share and partner share)

### 1.4 Refining & Chemicals

| (in millions of dollars) | 1st quarter 2025 | 4th quarter 2024 | 1st quarter 2024 | 1st quarter 2025 vs 1st quarter 2024 |
|---|---|---|---|---|
| **Cash flow used in investing activities ( a )** | **236** | **498** | **397** | **-41%** |
| Other transactions with non-controlling interests ( b ) | - | - | - | ns |
| Organic loan repayment from equity affiliates ( c ) | - | (9) | 2 | -100% |
| Change in debt from renewable projects financing ( d ) * | - | - | - | ns |
| Capex linked to capitalized leasing contracts ( e ) | - | - | - | ns |
| Expenditures related to carbon credits ( f ) | - | - | - | ns |
| **Net investments ( a + b + c + d + e + f = g - i + h )** | **236** | **489** | **399** | **-41%** |
| of which net acquisitions of assets sales ( g - i ) | - | (92) | (20) | -100% |
| Acquisitions ( g ) | - | - | 9 | -100% |
| Assets sales ( i ) | - | 92 | 29 | -100% |
| Change in debt from renewable projects (partner share) | - | - | - | ns |
| **of which organic investments ( h )** | **236** | **581** | **419** | **-44%** |
| Capitalized exploration | - | - | - | ns |
| Increase in non-current loans | 10 | 1 | 7 | 43% |
| Repayment of non-current loans, excluding organic loan repayment from equity affiliates | (6) | (16) | (7) | ns |
| Change in debt from renewable projects (TotalEnergies share) | - | - | - | ns |

*Change in debt from renewable projects (TotalEnergies share and partner share)

36

Alternative Performance Measures (Non-GAAP)
**TotalEnergies**
*(unaudited)*

### 1.5 Marketing & Services

| (in millions of dollars) | 1st quarter 2025 | 4th quarter 2024 | 1st quarter 2024 | 1st quarter 2025 vs 1st quarter 2024 |
|---|---|---|---|---|
| **Cash flow used in investing activities ( a )** | **75** | **352** | **(1,137)** | **ns** |
| Other transactions with non-controlling interests ( b ) | - | - | - | ns |
| Organic loan repayment from equity affiliates ( c ) | - | - | - | ns |
| Change in debt from renewable projects financing ( d ) * | - | - | - | ns |
| Capex linked to capitalized leasing contracts ( e ) | - | - | - | ns |
| Expenditures related to carbon credits ( f ) | - | - | - | ns |
| **Net investments ( a + b + c + d + e + f = g - i + h )** | **75** | **352** | **(1,137)** | **ns** |
| of which net acquisitions of assets sales ( g - i ) | (75) | (80) | (1,238) | ns |
| Acquisitions ( g ) | 2 | 1 | 2 | ns |
| Assets sales ( i ) | 77 | 81 | 1,240 | -94% |
| Change in debt from renewable projects (partner share) | - | - | - | ns |
| **of which organic investments ( h )** | **150** | **432** | **101** | **49%** |
| Capitalized exploration | - | - | - | ns |
| Increase in non-current loans | 18 | 19 | 11 | 64% |
| Repayment of non-current loans, excluding organic loan repayment from equity affiliates | (17) | (20) | (26) | ns |
| Change in debt from renewable projects (TotalEnergies share) | - | - | - | ns |

*Change in debt from renewable projects (TotalEnergies share and partner share)

## 2. Reconciliation of cash flow from operating activities to CFFO

### 2.1 Exploration & Production

| (in millions of dollars) | 1st quarter 2025 | 4th quarter 2024 | 1st quarter 2024 | 1st quarter 2025 vs 1st quarter 2024 |
|---|---|---|---|---|
| **Cash flow from operating activities ( a )** | **3,266** | **4,500** | **3,590** | **-9%** |
| (Increase) decrease in working capital ( b ) | (1,025) | 555 | (888) | ns |
| Inventory effect ( c ) | - | - | - | ns |
| Capital gain from renewable project sales ( d ) | - | - | - | ns |
| Organic loan repayments from equity affiliates ( e ) | - | - | - | ns |
| **Cash flow from operations excluding working capital (CFFO) ( f = a - b - c + d + e )** | **4,291** | **3,945** | **4,478** | **-4%** |

37

Alternative Performance Measures (Non-GAAP)
**TotalEnergies**
*(unaudited)*

## 2.2 Integrated LNG

| (in millions of dollars) | 1st quarter 2025 | 4th quarter 2024 | 1st quarter 2024 | 1st quarter 2025 vs 1st quarter 2024 |
|---|---|---|---|---|
| **Cash flow from operating activities ( a )** | **1,743** | **2,214** | **1,710** | **2%** |
| (Increase) decrease in working capital ( b ) * | 495 | 767 | 363 | 36% |
| Inventory effect ( c ) | - | - | - | ns |
| Capital gain from renewable project sales ( d ) | - | - | - | ns |
| Organic loan repayments from equity affiliates ( e ) | 1 | - | 1 | ns |
| **Cash flow from operations excluding working capital (CFFO) ( f = a - b - c + d + e )** | **1,249** | **1,447** | **1,348** | **-7%** |

*Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power sectors' contracts.

## 2.3 Integrated Power

| (in millions of dollars) | 1st quarter 2025 | 4th quarter 2024 | 1st quarter 2024 | 1st quarter 2025 vs 1st quarter 2024 |
|---|---|---|---|---|
| **Cash flow from operating activities ( a )** | **(399)** | **1,201** | **(249)** | **ns** |
| (Increase) decrease in working capital ( b ) * | (991) | 604 | (941) | ns |
| Inventory effect ( c ) | - | - | - | ns |
| Capital gain from renewable project sales ( d ) | - | - | - | ns |
| Organic loan repayments from equity affiliates ( e ) | 5 | 7 | - | ns |
| **Cash flow from operations excluding working capital (CFFO) ( f = a - b - c + d + e )** | **597** | **604** | **692** | **-14%** |

*Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power sectors' contracts.

38

Alternative Performance Measures (Non-GAAP)
**TotalEnergies**
*(unaudited)*

## 2.4 Refining & Chemicals

| (in millions of dollars) | 1st quarter 2025 | 4th quarter 2024 | 1st quarter 2024 | 1st quarter 2025 vs 1st quarter 2024 |
|---|---|---|---|---|
| **Cash flow from operating activities ( a )** | **(1,983)** | **3,832** | **(2,129)** | **ns** |
| (Increase) decrease in working capital ( b ) | (2,543) | 2,758 | (3,526) | ns |
| Inventory effect ( c ) | (73) | 243 | 108 | ns |
| Capital gain from renewable project sales ( d ) | - | - | - | ns |
| Organic loan repayments from equity affiliates ( e ) | - | (9) | 2 | -100% |
| **Cash flow from operations excluding working capital (CFFO) ( f = a - b - c + d + e )** | **633** | **822** | **1,291** | **-51%** |

## 2.5 Marketing & Services

| (in millions of dollars) | 1st quarter 2025 | 4th quarter 2024 | 1st quarter 2024 | 1st quarter 2025 vs 1st quarter 2024 |
|---|---|---|---|---|
| **Cash flow from operating activities ( a )** | **568** | **778** | **(108)** | **ns** |
| (Increase) decrease in working capital ( b ) | 118 | 205 | (604) | ns |
| Inventory effect ( c ) | (34) | 39 | 17 | ns |
| Capital gain from renewable project sales ( d ) | - | - | - | ns |
| Organic loan repayments from equity affiliates ( e ) | - | - | - | ns |
| **Cash flow from operations excluding working capital (CFFO) ( f = a - b - c + d + e )** | **484** | **534** | **479** | **1%** |

39

Alternative Performance Measures (Non-GAAP)
**TotalEnergies**
*(unaudited)*

## 3. Reconciliation of capital employed (balance sheet) and calculation of ROACE

| (In millions of dollars) | Exploration & Production | Integrated LNG | Integrated Power | Refining & Chemicals | Marketing & Services | Corporate | InterCompany | Company |
|---|---|---|---|---|---|---|---|---|
| Adjusted net operating income 1 st quarter 2025 | 2,451 | 1,294 | 506 | 301 | 240 | (131) | - | 4,661 |
| Adjusted net operating income 4 th quarter 2024 | 2,305 | 1,432 | 575 | 318 | 362 | (173) | - | 4,819 |
| Adjusted net operating income 3 rd quarter 2024 | 2,482 | 1,063 | 485 | 241 | 364 | (76) | - | 4,559 |
| Adjusted net operating income 2 nd quarter 2024 | 2,667 | 1,152 | 502 | 639 | 379 | (253) | - | 5,086 |
| **Adjusted net operating income ( a )** | **9,905** | **4,941** | **2,068** | **1,499** | **1,345** | **(633)** | **-** | **19,125** |
| **Balance sheet as of march 31, 2025** | | | | | | | | |
| Property plant and equipment intangible assets net | 84,198 | 29,006 | 13,997 | 12,203 | 6,716 | 672 | - | 146,792 |
| Investments & loans in equity affiliates | 4,181 | 16,501 | 9,988 | 3,967 | 1,050 | - | - | 35,687 |
| Other non-current assets | 3,668 | 2,140 | 1,500 | 659 | 1,030 | 223 | - | 9,220 |
| *Inventories, net* | *1,653* | *996* | *568* | *12,521* | *3,299* | *-* | *-* | *19,037* |
| *Accounts receivable, net* | *5,753* | *9,845* | *6,635* | *21,697* | *8,307* | *1,149* | *(28,504)* | *24,882* |
| *Other current assets* | *7,634* | *7,788* | *4,295* | *2,371* | *2,687* | *4,043* | *(6,395)* | *22,423* |
| *Accounts payable* | *(6,612)* | *(10,862)* | *(7,559)* | *(35,562)* | *(9,514)* | *(808)* | *28,363* | *(42,554)* |
| *Other creditors and accrued liabilities* | *(10,737)* | *(8,054)* | *(3,988)* | *(4,983)* | *(5,475)* | *(5,804)* | *6,536* | *(32,505)* |
| Working capital | (2,309) | (287) | (49) | (3,956) | (696) | (1,420) | - | (8,717) |
| Provisions and other non-current liabilities | (24,645) | (4,362) | (1,697) | (3,377) | (1,146) | 910 | - | (34,317) |
| Assets and liabilities classified as held for sale - Capital employed | 304 | - | 1 | - | 85 | - | - | 390 |
| **Capital Employed (Balance sheet)** | **65,397** | **42,998** | **23,740** | **9,496** | **7,039** | **385** | **-** | **149,055** |
| Less inventory valuation effect | - | - | - | (1,092) | (199) | - | - | (1,291) |
| **Capital Employed at replacement cost ( b )** | **65,397** | **42,998** | **23,740** | **8,404** | **6,840** | **385** | **-** | **147,764** |
| **Balance sheet as of march 31, 2024** | | | | | | | | |
| Property plant and equipment intangible assets net | 84,713 | 25,054 | 13,626 | 12,089 | 6,508 | 665 | - | 142,655 |
| Investments & loans in equity affiliates | 2,889 | 14,387 | 8,831 | 4,142 | 1,007 | - | - | 31,256 |
| Other non-current assets | 3,626 | 2,500 | 1,280 | 715 | 1,236 | 31 | - | 9,388 |
| *Inventories, net* | *1,428* | *1,010* | *657* | *13,390* | *3,744* | *-* | *-* | *20,229* |
| *Accounts receivable, net* | *6,329* | *8,061* | *6,819* | *20,658* | *9,822* | *983* | *(28,474)* | *24,198* |
| *Other current assets* | *6,404* | *8,918* | *5,939* | *2,674* | *3,288* | *5,024* | *(11,632)* | *20,615* |
| *Accounts payable* | *(6,347)* | *(9,053)* | *(6,565)* | *(32,774)* | *(10,361)* | *(874)* | *28,327* | *(37,647)* |
| *Other creditors and accrued liabilities* | *(9,053)* | *(10,425)* | *(6,071)* | *(6,449)* | *(5,656)* | *(7,074)* | *11,779* | *(32,949)* |
| Working capital | (1,239) | (1,489) | 779 | (2,501) | 837 | (1,941) | - | (5,554) |
| Provisions and other non-current liabilities | (25,021) | (3,774) | (1,902) | (3,678) | (1,235) | 830 | - | (34,780) |
| Assets and liabilities classified as held for sale - Capital employed | - | - | 276 | 131 | - | - | - | 407 |
| **Capital Employed (Balance sheet)** | **64,968** | **36,678** | **22,890** | **10,898** | **8,353** | **(415)** | **-** | **143,372** |
| Less inventory valuation effect | - | - | - | (1,538) | (340) | - | - | (1,878) |
| **Capital Employed at replacement cost ( c )** | **64,968** | **36,678** | **22,890** | **9,360** | **8,013** | **(415)** | **-** | **141,494** |
| **ROACE as a percentage ( a / average ( b + c ))** | **15.2%** | **12.4%** | **8.9%** | **16.9%** | **18.1%** | **-** | **-** | **13.2%** |

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Alternative Performance Measures (Non-GAAP)
**TotalEnergies**
*(unaudited)*

## 4. Reconciliation of consolidated net income to adjusted net operating income

| (in millions of dollars) | 1st quarter 2025 | 4th quarter 2024 | 1st quarter 2024 |
|---|---|---|---|
| **Consolidated net income ( a )** | **3,921** | **4,019** | **5,804** |
| Net cost of net debt ( b ) | (385) | (331) | (285) |
| Special items affecting net operating income | (122) | (425) | 792 |
| Gain (loss) on asset sales | - | (25) | 1,507 |
| Restructuring charges | - | (6) | - |
| Impairments | - | (227) | (644) |
| Other | (122) | (167) | (71) |
| After-tax inventory effect: FIFO vs. replacement cost | (78) | 209 | 107 |
| Effect of changes in fair value | (155) | (253) | (320) |
| **Total adjustments affecting net operating income ( c )** | **(355)** | **(469)** | **579** |
| **Adjusted net operating income ( a - b - c )** | **4,661** | **4,819** | **5,510** |

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